UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

November 18, 2008

Consolidated Summary Report <under Japanese GAAP> for the six months ended September 30, 2008

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date:	December 1, 2008	Dividend payment date:	December 10, 2008
Trading accounts:	Established

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2008

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2008	2,925,113	(10.0)	188,117	(62.2)	92,023	(64.2)
September 30, 2007	3,250,225	14.4	497,539	(25.0)	256,721	(49.4)

	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
Six months ended
September 30, 2008	8.46	8.42
September 30, 2007	24.76	24.62

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Total Net Assets per Common Share	Risk-adjusted Capital Ratio(*2)
	million yen	million yen	%	Yen	%
As of
September 30, 2008	194,024,280	9,042,604	3.8	663.09	10.55
March 31, 2008	192,993,179	9,599,708	4.1	727.99	11.19

(Reference) Shareholders’ equity as of September 30, 2008: 7,311,833 million yen;     March 31, 2008: 7,880,829 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below:

(Total net assets – Subscription rights to shares – Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

Risk-adjusted capital ratio as of September 30, 2008 shown above is a preliminary figure.

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2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Fiscal year
ended Mar. 31, 2008	—	7.00	—	7.00	14.00
ending Mar. 31, 2009	—	7.00
ending Mar. 31, 2009 (Forecast)			—	7.00	14.00

(*1)	Revision of forecasts for dividends during past 3 months: None
(*2)	Please refer to “Dividends on Preferred Stocks” on page 5 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2009 (Consolidated)

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Fiscal year ending Mar. 31, 2009	5,900,000	(7.7)	600,000	(41.7)	220,000	(65.4)	19.02

(*)	Unchanged from forecasts announced on October 31, 2008.

4. Other

(1)	Changes in significant subsidiaries (changes in “Specified Subsidiaries” (Tokutei Kogaisha) accompanying changes in scope of consolidation) during the period:

Newly consolidated: 1 company (MUFG Capital Finance 7 Limited )

(*)	Please refer to 4. Others of “Qualitative Information and Financial Statements” on page 8.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the consolidated financial statements:

(A)	There were changes due to revision of accounting standards.

(B)	There were changes due to other reasons.

(*)	Please refer to 4. Others of “Qualitative Information and Financial Statements” on page 8.

(3)	Number of common shares outstanding at the end of the period

(A) Total shares outstanding including treasury shares:

	Sep. 30, 2008	10,933,679,680	shares	Mar. 31, 2008	10,861,643,790	shares

(B) Treasury shares:

	Sep. 30, 2008	306,433,470	shares	Mar. 31, 2008	504,262,228	shares

(C) Average outstanding shares:
		Six months ended September 30, 2008			10,437,400,501	shares
		Six months ended September 30, 2007			10,208,340,506	shares

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Mitsubishi UFJ Financial Group, Inc.

(Reference) Non-consolidated financial data for the fiscal year ended September 30, 2008

1.	Non-consolidated Financial Data for the Six Months Ended September 30, 2008

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2008	247,861	25.7	239,882	25.7	231,407	26.5	291,103	176.1
September 30, 2007	197,203	20.5	190,769	20.0	182,975	24.8	105,452	(28.2)

Net Income per Common Share
yen
Six months ended
September 30, 2008	27.39
September 30, 2007	10.00

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Share
	million yen	million yen	%	yen
As of
September 30, 2008	8,050,502	6,994,971	86.8	632.68
March 31, 2008	7,820,998	6,757,021	86.4	619.11

Shareholders’ equity as of Sep. 30, 2008: 6,991,409 million yen     Mar. 31, 2008: 6,754,613 million yen

2.	Earnings Forecasts for the Fiscal Year Ending March 31, 2009 (Non-consolidated)

	(% represents the change from the previous fiscal year)
	Operating Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Fiscal year ending March 31,2009	480,000	(7.9)	450,000	(8.5)	480,000	15.1	42.99

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Mitsubishi UFJ Financial Group, Inc.

*Notes for using forecasted information etc.

1.	MUFG falls under the category of “Specified Business Corporation” (Tokutei Jigyo Gaisya) under Article 17-15-2 of the Cabinet Office Ordinance Concerning Disclosure of Public Companies and accordingly, prepares its interim consolidated financial statements and interim non-consolidated financial statements for the six months ended September 30, 2008.

2.	Please refer to “Notice regarding Revisions of Earnings Forecasts” posted on October 31, 2008 and 3. Qualitative information related to the earnings forecasts of “Qualitative Information and Financial Statements” on page 8 with regard to the revisions of earnings forecasts. The forecast for “Net income per common share” is calculated based on forecasted average number of common shares outstanding for the fiscal year.

3.	This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

4.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish our U.S. GAAP financial results in a separate disclosure document when such information becomes available.

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(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended Mar. 31, 2008	—	30.00	—	30.00	60.00
Fiscal year ending Mar. 31, 2009	—	30.00	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	—	30.00	60.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 8
Fiscal year ended Mar. 31, 2008	—	7.95	—	7.95	15.90
Fiscal year ending Mar. 31, 2009	—	——	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	——	——	—

(Note) MUFG repurchased Preferred Stock Class 8 in August 2008 and cancelled in September.

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended Mar. 31, 2008	—	2.65	—	2.65	5.30
Fiscal year ending Mar. 31, 2009	—	2.65	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	—	2.65	5.30

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended Mar. 31, 2008	—	5.75	—	5.75	11.50
Fiscal year ending Mar. 31, 2009	—	5.75	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	—	5.75	11.50

Pursuant to the resolution of the board of directors on October 27, 2008, MUFG issued Preferred Stock First Series of Class 5 on November 17 2008. Dividends per share relating to Preferred Stock First Series of Class 5 are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ending Mar. 31, 2009 (Forecast)	——	——	—	43.00	43.00

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Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the results of operations

With respect to the economic and financial environment for the April-September period of fiscal 2008, the economic slowdown in the United States and Europe became evident, as the intensified financial crisis in the United States triggered by the subprime problem spilled over to Europe. The Asian and emerging economies followed a slowing trend, despite some signs of firmness. Meanwhile, concerns on a global inflation persisted due to rising prices of energy and raw materials. In Japan, the economy was underpinned by its exports to emerging countries, but corporate performance remained sluggish, reflecting the economic slowdown in the United States and Europe and rising prices of fuels and raw materials. Private consumption also remained stagnant due to inflation and a weakness in wages. Consumer prices increased their rate of growth due to rising prices of crude oil and food.

In the financial environment, the U.S. federal funds target rate was lowered to 2 percent in response to the subprime problem, and in the Euro zone, the European Central Bank kept its key interest rate unchanged after raising it to 4.25 percent in summer in order to curb inflation. The Bank of Japan left the uncollateralized overnight call rate target intact at 0.5 percent, but upward pressure on Japan’s short-term interest rates persisted on the back of the financial market turmoil in the United States and Europe. Long-term interest rates temporarily surged toward the middle of June in reaction to the rapid rise in interest rates in the United States and Europe, but followed a downward trend due to the accelerating “flight to quality” stemming from the intensified financial crisis in the United States thereafter. In the foreign exchange market, the yen fluctuated in the 100 yen range against the dollar, amid growing concerns over an economic slowdown in the United States and Japan.

Under such business environment, consolidated gross profits for the six months ended September 30, 2008 decreased by 100.3 billion yen from the previous interim period to 1,696.5 billion yen. This was mainly due to a decrease of a fees from derivative transactions and net fees and commissions such as investment trust related businesses, insurance businesses, securities businesses and real estate businesses, even though net interest income remain unchanged. Net business profits before credit costs for trust accounts and provision for general allowance for credit losses for the six months ended September 30, 2008 decreased by 111.6 billion yen from the previous interim period to 623.8 billion yen, because general and administrative expenses increased by 11.2 billion yen due to an increase of expenses relating to systems integration.

In addition, consolidated net income for the six months ended September 30, 2008 was 92.0 billion yen, a decrease of 164.6 billion yen compared with the previous interim period. Because total credit costs increased by 67.4 billion yen compared with the previous interim period due to credit rating changes which reflected a domestic and overseas economic slowdown and deterioration of corporate performance, and net gains (losses) on equity securities decrease by 129.7 billion yen compared with the previous interim period due to an occurrence of losses on write-down of equity securities by 145.2 billion yen.

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	(in billions of Japanese yen)
	For the six months Ended September 30, 2008	For the six months Ended September 30, 2007	Increase (Decrease)
Gross Profits before credit costs for trust accounts	1,696.5	1,796.8	(100.3)
General and administrative expenses	1,072.7	1,061.4	11.2

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	623.8	735.4	(111.6)

Credit costs	(334.9)	(267.4)	(67.4)
Net gains (losses) on equity securities	(75.2)	54.4	(129.7)
Other non-recurring gains (losses)	(25.4)	(24.8)	(0.6)

Ordinary profits	188.1	497.5	(309.4)

Net income	92.0	256.7	(164.6)

2. Qualitative information related to the financial conditions

Total assets as of September 30, 2008 increased by 1,031.1 billion yen from March 31, 2008 to 194,024.2 billion yen, and total net assets as of September 30, 2008 decreased by 557.1 billion yen from March 31, 2008 to 9,042.6 billion yen. The decrease in total net assets reflected a decrease of total valuation and translation adjustments by 766.6 billion yen, which are mainly due to a decrease of net unrealized gains (losses) on other securities reflecting a deterioration of stock prices in domestic stock markets, even though total shareholder’s equity increased by 197.6 billion yen due to a decrease of treasury stock with a share exchange of our stock and a Mitsubishi UFJ NICOS Co., Ltd.’s stock .

With regards to major items of assets, securities as of September 30, 2008 decreased by 2,180.3 billion yen from March 31, 2008 to 38,671.3 billion yen, and loans and bills discounted as of September 30, 2008 increased by 1,906.3 billion yen from March 31, 2008 to 90,445.1 billion yen. With regards to major items of liabilities, deposits as of September 30, 2008 decreased by 1,508.9 billion yen from March 31, 2008 to 119,798.3 billion yen.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of September 30, 2008 was 10.55% (Preliminary basis), a decrease of 0.64 percentage points from March 31, 2008.

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3. Qualitative information related to the earnings forecasts

On October 31, 2008, MUFG revised its earnings forecasts for the fiscal year ending March 31, 2009, based on financial results for the interim period ended September 30, 2008, and the market conditions as of the end of September 2008.

[Reference] Consolidated earnings forecasts for the fiscal year ending March 31, 2009 under Japanese GAAP

	(in billions of Japanese yen)
	MUFG (Consolidated)
			[Reference]
			Bank of Tokyo-Mitsubishi UFJ (Non-Consolidated)	Mitsubishi UFJ Trust and Banking (Non-Consolidated)
[Reference] Net business profits*1:	925	*2	780	145
Ordinary profits:	600		290	105
Net income:	220		120	55

[Reference] Forecasted earnings per common share (on a consolidated basis): 19.02 yen

*1	Net business profits represents the amount before credit costs for trust accounts and provision for general allowance for credit losses.
*2	Sum of the two banks.

4. Others

(1)	Changes in significant subsidiaries (changes in “Specified Subsidiaries” (Tokutei Kogaisha) accompanying changes in scope of consolidation) during the period:

The following Specified Subsidiary was newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership

MUFG Capital Finance 7 Limited	Grand Cayman, Cayman Islands	222,000 million yen	Finance	100%

This Specified Subsidiary is an overseas special purpose company established for issuance of non-dilutive preferred securities.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

	The Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No.18, May 17, 2006) is applicable to fiscal years beginning on or after April 1, 2008, and MUFG has adopted this practical solution starting in this fiscal period. The adoption of the practical solution resulted in a 7,218 million yen increase in each of ordinary profits and income before income taxes and others for the six months ended September 30, 2008.

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(Additional information)

Net actuarial loss (gain) not recognized as net periodic cost of retirement benefits, which is recorded on the financial statements of foreign subsidiaries under US GAAP in accordance with “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FASB Statement No.158) and which was previously deducted from net assets and allocated to “Other assets” or “Reserve for retirement benefits” in the consolidation process, is recorded separately, net of related tax effects and minority interests portion, as “Pension liability adjustments of subsidiaries preparing financial statements under US GAAP”, under valuation and translation adjustments in net assets. This change resulted in a 21,136 million yen decrease in “Other assets”, a 9,620 million yen increase in “Reserve for retirement benefits”, a 11,814 million yen decrease in “Deferred tax assets” and a 6,573 million yen decrease in “Minority interests”.

‚	The “Accounting Standard for Lease Transactions”

Finance leases other than those that were deemed to transfer the ownership of leased property to the lessees have previously been accounted for in a similar manner to operating leases. However, the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (ASBJ Guidance No.16, March 30, 2007) became applicable to fiscal years beginning on or after April 1, 2008, and MUFG adopted this accounting standard and practical guideline starting in this fiscal period.

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases. Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts. The adoption of the new standard did not have a material impact on the interim consolidated statement of income.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales and costs of goods sold. The adoption of the new standard resulted in a 58,083 million yen decrease in “Ordinary income” (including a 4,266 million yen increase in “Interest income” and a 62,349 million yen decrease in “Other ordinary income”), a 58,295 million yen decrease in “Ordinary expenses” (including a 56,376 million yen decrease in “Other ordinary expenses”), a 212 million yen increase in “Ordinary profits”, a 6,107 million yen increase in “Extraordinary gains” and a 6,319 million yen increase in “Income before income taxes and others” for the six months ended September 30, 2008.

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ƒ	Net presentation of derivative instruments subject to master netting agreements

Beginning in this fiscal period, MUFG has started to record in its financial statements, on a gross basis, the fair value amounts recognized for derivative instruments executed with the same counterparty as assets and liabilities, which were previously netted out if there was a legally valid master netting agreement between the two parties.

MUFG examined its relevant accounting presentation practice from a viewpoint of best financial disclosure practice relating to credit risk and determined that its financial statements under Japanese GAAP should be prepared without offsetting derivative assets and liabilities because the amounts of cash collateral received or payable for derivative transactions have recently been increasing and, as a result, it is no longer sufficiently reasonable to offset only the fair value amounts recognized as assets and liabilities for derivative instruments.

This change resulted in a 3,336,769 million yen increase in “Trading assets”, a 3,384,170 million yen increase in “Trading liabilities”, a 1,141,588 million yen increase in “Other assets” and a 1,094,188 million yen increase in “Other liabilities” as of September 30, 2008.

„	Evaluation of securities

(Additional information)

Floating-rate Japanese government bonds which are included “Securities” have preciously been evaluated based on market values. The domestic consolidated banking subsidiary has examined its accounting treatment for Floating-rate Japanese government bonds in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (ASBJ PITF No.25, October 28, 2008) and determined that market values at the end of the interim period cannot be deemed as fair values and evaluates its Floating-rate Japanese government bonds based on reasonably estimated amounts starting in this fiscal period.

This change resulted in a 122,235 million yen increase in “Securities”, a 41,083 million yen decrease in “Deferred tax assets” and a 81,152 million yen increase in “Net unrealized gains (losses) on other securities”.

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5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Cash and due from banks	10,148,110	10,281,603
Call loans and bills bought	1,058,103	1,293,705
Receivables under resale agreements	3,262,183	7,099,711
Receivables under securities borrowing transactions	6,243,090	8,240,482
Monetary claims bought	4,226,743	4,593,198
Trading assets	17,637,010	11,898,762
Money held in trust	383,278	401,448
Securities	38,671,375	40,851,677
Allowance for losses on securities	(36,702)	(30,166)
Loans and bills discounted	90,445,118	88,538,810
Foreign exchanges	1,671,474	1,241,656
Other assets	6,989,674	5,666,981
Tangible fixed assets	1,277,575	1,594,214
Intangible fixed assets	914,401	975,043
Deferred tax assets	1,171,485	773,688
Customers’ liabilities for acceptances and guarantees	11,067,649	10,652,865
Allowance for credit losses	(1,106,293)	(1,080,502)

Total assets	194,024,280	192,993,179

Liabilities:
Deposits	119,798,396	121,307,300
Negotiable certificates of deposit	7,827,311	7,319,321
Call money and bills sold	3,007,407	2,286,382
Payables under repurchase agreements	8,677,843	10,490,735
Payables under securities lending transactions	4,266,088	5,897,051
Commercial papers	173,685	349,355
Trading liabilities	8,354,355	5,944,552
Borrowed money	5,400,785	5,050,000
Foreign exchanges	977,280	972,113
Short-term bonds payable	457,683	417,200
Bonds payable	6,289,553	6,285,566
Due to trust accounts	1,338,192	1,462,822
Other liabilities	6,898,069	4,388,814
Reserve for bonuses	47,839	49,798
Reserve for bonuses to directors	425	434
Reserve for retirement benefits	62,010	64,771
Reserve for retirement benefits to directors	1,682	2,100
Reserve for loyalty award credits	10,124	8,079
Reserve for contingent losses	83,999	133,110
Reserve for losses relating to business restructuring	2,971	22,865
Reserves under special laws	3,335	4,639
Deferred tax liabilities	37,730	84,185
Deferred tax liabilities for land revaluation	197,252	199,402
Acceptances and guarantees	11,067,649	10,652,865

Total liabilities	184,981,676	183,393,470

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	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Net assets:
Capital stock	1,383,052	1,383,052
Capital surplus	1,777,860	1,865,696
Retained earnings	4,591,845	4,592,960
Treasury stock	(439,375)	(726,001)
Total shareholders’ equity	7,313,383	7,115,707
Net unrealized gains (losses) on other securities	(39,243)	595,352
Net deferred gains (losses) on hedging instruments	2,745	79,043
Land revaluation excess	143,647	143,292
Foreign currency translation adjustments	(96,306)	(52,566)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(12,392)	—
Total valuation and translation adjustments	(1,549)	765,121
Subscription rights to shares	3,674	2,509
Minority interests	1,727,096	1,716,370

Total net assets	9,042,604	9,599,708

Total liabilities and net assets	194,024,280	192,993,179

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(2) Consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Ordinary income	3,250,225	2,925,113
Interest income	1,989,587	1,842,261
(Interest on loans and bills discounted)	1,161,579	1,134,155
(Interest and dividends on securities)	431,656	356,656
Trust fees	78,972	67,097
Fees and commissions	638,809	592,473
Trading income	189,126	126,317
Other business income	109,474	174,846
Other ordinary income	244,254	122,116

Ordinary expenses	2,752,685	2,736,996
Interest expenses	1,024,054	872,046
(Interest on deposits)	458,821	374,699
Fees and commissions	91,610	87,443
Trading expenses	—	1,191
Other business expenses	94,699	146,147
General and administrative expenses	1,077,126	1,084,363
Other ordinary expenses	465,195	545,803

Ordinary profits	497,539	188,117

Extraordinary gains	31,212	61,417
Gains on disposition of fixed assets	3,900	6,718
Gains on loans written-off	20,326	14,388
Reversal of reserve for contingent liabilities from financial instruments transactions	—	1,308
Gains on changes in subsidiaries’ equity	6,985	—
Gains on sales of equity securities of subsidiaries	—	32,814
Impact upon the adoption of the Accounting standard for lease transactions	—	6,186
Extraordinary losses	79,028	60,787
Losses on disposition of fixed assets	7,589	8,511
Losses on impairment of fixed assets	11,421	4,879
Provision for reserve for contingent liabilities from financial instruments transactions	413	—
Provision for reserve for losses relating to business restructuring	59,603	197
Expenses relating to systems integration	—	47,198

Income before income taxes and others	449,723	188,747

Income taxes—current	65,510	47,772
Income taxes—deferred	127,914	(168)
Total taxes	—	47,604
Minority interests	(421)	49,120

Net income	256,721	92,023

13

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Shareholders’ equity
Capital stock
Balance at the beginning of the period	1,383,052	1,383,052

Balance at the end of the period	1,383,052	1,383,052

Capital surplus
Balance at the beginning of the period	1,916,300	1,865,696
Changes during the period
Disposition of treasury stock	(50,382)	(87,835)

Total changes during the period	(50,382)	(87,835)

Balance at the end of the period	1,865,918	1,777,860

Retained earnings
Balance at the beginning of the period	4,102,199	4,592,960
Changes during the period
Dividends from retained earnings	(64,589)	(75,855)
Net income	256,721	92,023
Reversal of land revaluation excess	836	(353)
Increase in companies accounted for under the equity method	—	5,763
Prior year adjustments on retained earnings of companies accounted for under the equity method	—	(16,802)
Changes in accounting standards in overseas consolidated subsidiaries	(9,116)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	—	778
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	(6,669)

Total changes during the period	183,851	(1,114)

Balance at the end of the period	4,286,051	4,591,845

Treasury stock
Balance at the beginning of the period	(1,001,470)	(726,001)
Changes during the period
Acquisition of treasury stock	(2,315)	(732)
Disposition of treasury stock	427,366	287,358

Total changes during the period	425,050	286,626

Balance at the end of the period	(576,420)	(439,375)

Total shareholders’ equity
Balance at the beginning of the period	6,400,081	7,115,707
Changes during the period
Dividends from retained earnings	(64,589)	(75,855)
Net income	256,721	92,023
Acquisition of treasury stock	(2,315)	(732)
Disposition of treasury stock	376,984	199,522
Reversal of land revaluation excess	836	(353)
Increase in companies accounted for under the equity method	—	5,763
Prior year adjustments on retained earnings of companies accounted for under the equity method	—	(16,802)
Changes in accounting standards in overseas consolidated subsidiaries	(9,116)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	—	778
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	(6,669)

Total changes during the period	558,519	197,675

Balance at the end of the period	6,958,601	7,313,383

14

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	2,054,813	595,352
Changes during the period
Net changes in items other than shareholders’ equity	(251,395)	(634,596)

Total changes during the period	(251,395)	(634,596)

Balance at the end of the period	1,803,418	(39,243)

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(56,429)	79,043
Changes during the period
Net changes in items other than shareholders’ equity	(3,678)	(76,297)

Total changes during the period	(3,678)	(76,297)

Balance at the end of the period	(60,107)	2,745

Land revaluation excess
Balance at the beginning of the period	148,281	143,292
Changes during the period
Net changes in items other than shareholders’ equity	(782)	355

Total changes during the period	(782)	355

Balance at the end of the period	147,499	143,647

Foreign currency translation adjustments
Balance at the beginning of the period	(26,483)	(52,566)
Changes during the period
Net changes in items other than shareholders’ equity	36,287	(43,740)

Total changes during the period	36,287	(43,740)

Balance at the end of the period	9,804	(96,306)

Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	—	—
Changes during the period
Net changes in items other than shareholders’ equity	—	(12,392)

Total changes during the period	—	(12,392)

Balance at the end of the period	—	(12,392)

Total valuation and translation adjustments
Balance at the beginning of the period	2,120,183	765,121
Changes during the period
Net changes in items other than shareholders’ equity	(219,568)	(766,671)

Total changes during the period	(219,568)	(766,671)

Balance at the end of the period	1,900,614	(1,549)

Subscription rights to shares
Balance at the beginning of the period	0	2,509
Changes during the period
Net changes in items other than shareholders’ equity	87	1,165

Total changes during the period	87	1,165

Balance at the end of the period	87	3,674

Minority interests
Balance at the beginning of the period	2,003,434	1,716,370
Changes during the period
Net changes in items other than shareholders’ equity	(288,302)	10,725

Total changes during the period	(288,302)	10,725

Balance at the end of the period	1,715,132	1,727,096

15

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Total net assets
Balance at the beginning of the period	10,523,700	9,599,708
Changes during the period
Dividends from retained earnings	(64,589)	(75,855)
Net income	256,721	92,023
Acquisition of treasury stock	(2,315)	(732)
Disposition of treasury stock	376,984	199,522
Reversal of land revaluation excess	836	(353)
Increase in companies accounted for under the equity method	—	5,763
Prior year adjustments on retained earnings of companies accounted for under the equity method	—	(16,802)
Changes in accounting standards in overseas consolidated subsidiaries	(9,116)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	—	778
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	(6,669)
Net changes in items other than shareholders’ equity	(507,783)	(754,780)

Total changes during the period	50,736	(557,104)

Balance at the end of the period	10,574,436	9,042,604

16

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

17

Mitsubishi UFJ Financial Group, Inc.

6. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Current assets
Cash and due from banks	6,650	8,539
Investment securities	93,700	41,600
Accounts receivable	50,756	109,108
Other current assets	30,465	2,126
Total current assets	181,572	161,375
Fixed assets
Tangible fixed assets	234	223
Intangible fixed assets	998	976
Investments and other fixed assets	7,867,696	7,658,423
Investments in subsidiaries and affiliates	7,869,281	7,661,510
Allowance for losses on investments	(1,733)	(3,087)
Other	148	—
Total fixed assets	7,868,929	7,659,623

Total assets	8,050,502	7,820,998

Liabilities:
Current liabilities
Short-term borrowings	28,600	174,000
Current portion of long-term borrowings	—	3,700
Current portion of bonds payable	120,000	220,000
Lease obligation	8	—
Accounts payable	1,656	985
Income taxes payable	23	4
Reserve for bonuses	328	375
Other current liabilities	2,188	1,389
Total current liabilities	152,805	400,455
Fixed liabilities
Bonds payable	330,000	330,000
Long-term borrowings	567,731	328,845
Lease obligation	35	—
Other	4,958	4,676
Total fixed liabilities	902,725	663,521

Total liabilities	1,055,530	1,063,977

Net assets:
Shareholders’ equity
Capital stock	1,383,052	1,383,052
Capital surplus
Capital reserve	1,383,070	1,383,070
Other capital surplus	2,110,019	2,497,841
Total capital surplus	3,493,089	3,880,912
Retained earnings
Other retained earnings
Voluntary reserve	150,000	150,000
Unappropriated retained earnings	2,280,463	2,065,219
Total retained earnings	2,430,463	2,215,219
Treasury stock	(315,196)	(724,571)
Total shareholders’ equity	6,991,409	6,754,613
Subscription rights to shares	3,562	2,408

Total net assets	6,994,971	6,757,021

Total liabilities and net assets	8,050,502	7,820,998

18

Mitsubishi UFJ Financial Group, Inc.

(2) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Operating income	197,203	247,861
Operating expenses	6,433	7,979

Operating profits	190,769	239,882

Non-operating income	284	432
Non-operating expenses	8,078	8,907

Ordinary profits	182,975	231,407

Extraordinary gains	4,051	32,487
Extraordinary losses	85,516	—

Income before income taxes	101,511	263,895

Income taxes—current	1	142
Income taxes—deferred	(3,943)	(27,350)

Total income taxes	(3,941)	(27,208)

Net income	105,452	291,103

19

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Shareholders’ equity
Capital stock
Balance at the beginning of the period	1,383,052	1,383,052

Balance at the end of the period	1,383,052	1,383,052

Capital surplus
Capital reserve
Balance at the beginning of the period	1,383,070	1,383,070

Balance at the end of the period	1,383,070	1,383,070

Other capital surplus
Balance at the beginning of the period	2,549,056	2,497,841
Changes during the period
Disposition of treasury stock	(182)	(262)
Increase by share exchange	(50,985)	(387,560)

Total changes during the period	(51,167)	(387,822)

Balance at the end of the period	2,497,889	2,110,019

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the beginning of the period	150,000	150,000

Balance at the end of the period	150,000	150,000

Unappropriated retained earnings
Balance at the beginning of the period	1,789,675	2,065,219
Changes during the period
Dividends from retained earnings	(64,593)	(75,859)
Net income	105,452	291,103

Total changes during the period	40,859	215,243

Balance at the end of the period	1,830,534	2,280,463

Treasury stock
Balance at the beginning of the period	(1,000,728)	(724,571)
Changes during the period
Acquisition of treasury stock	(1,225)	(239,530)
Disposition of treasury stock	854	648,905
Increase by share exchange	426,511	—

Total changes during the period	426,140	409,375

Balance at the end of the period	(574,587)	(315,196)

Total shareholders’ equity
Balance at the beginning of the period	6,254,125	6,754,613
Changes during the period
Dividends from retained earnings	(64,593)	(75,859)
Net income	105,452	291,103
Acquisition of treasury stock	(1,225)	(239,530)
Disposition of treasury stock	672	648,642
Increase by share exchange	375,526	(387,560)

Total changes during the period	415,832	236,796

Balance at the end of the period	6,669,958	6,991,409

20

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Subscription rights to shares
Balance at the beginning of the period	—	2,408
Changes during the period
Net changes of items other than shareholders’ equity	—	1,154

Total changes during the period	—	1,154

Balance at the end of the period	—	3,562

Total net assets
Balance at the beginning of the period	6,254,125	6,757,021
Changes during the period
Dividends from retained earnings	(64,593)	(75,859)
Net income	105,452	291,103
Acquisition of treasury stock	(1,225)	(239,530)
Disposition of treasury stock	672	648,642
Increase by share exchange	375,526	(387,560)
Net changes of items other than shareholders’ equity	—	1,154

Total changes during the period	415,832	237,950

Balance at the end of the period	6,669,958	6,994,971

21

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

22

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2008

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	1
[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	11
[ BTMU Non-consolidated ][ MUTB Non-consolidated ][ BTMU and MUTB Combined ]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	13
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

4. Securities	14
[ MUFG Consolidated ][ BTMU Non-consolidated ][ MUTB Non-consolidated ]

5. Return on Equity	17
[ MUFG Consolidated ]

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	18
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

7. Risk-Monitored Loans	20
[ MUFG Consolidated ][ BTMU Non-consolidated ]
[ MUTB Non-consolidated ][ MUTB Non-consolidated : Trust Accounts ]

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	26
[ BTMU and MUTB Combined including Trust Accounts ][ BTMU Non-consolidated ]
[ MUTB Non-consolidated ][ MUTB Non-consolidated : Trust Accounts ]

9. Progress in Disposition of Problem Assets	30
[ BTMU, MUTB and MUSP Combined including Trust Accounts ]*5
[ BTMU and MUSP Combined ][ MUTB Non-consolidated including Trust Accounts ]

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small / Medium-Sized Companies and Proprietors	36
[ BTMU and MUTB Combined including Trust Accounts ][ BTMU Non-consolidated ]
[ MUTB Non-consolidated ][ MUTB Non-consolidated : Trust Accounts ]

11. Overseas Loans	42
[ BTMU and MUTB Combined]

12. Loans and Deposits	43
[ BTMU and MUTB Combined ][ BTMU Non-consolidated ][ MUTB Non-consolidated ]

13. Domestic Deposits	44
[ BTMU and MUTB Combined ][ BTMU Non-consolidated ][ MUTB Non-consolidated ]

14. Status of Deferred Tax Assets	45
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

15. Earnings Forecasts for the Fiscal Year Ending March 31, 2009	49
[ MUFG Consolidated ][ MUFG Non-consolidated ]
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

(References)

1. Exposure to Securitized Products and Related Investments and GSE Related Investments	50

2. Financial Statements	53
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

(*1) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*2) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*3) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

(*5) “MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
Gross profits	1,696,540	1,796,866	(100,326)
(Gross profits before credit costs for trust accounts)	1,696,549	1,796,899	(100,349)

Net interest income	970,586	966,792	3,793
Trust fees	67,097	78,972	(11,875)
Credit costs for trust accounts (1)	(9)	(32)	23
Net fees and commissions	505,030	547,199	(42,168)
Net trading profits	125,126	189,126	(64,000)
Net other business profits	28,699	14,775	13,924
Net gains (losses) on debt securities	11,333	(10,922)	22,256

General and administrative expenses	1,072,728	1,061,473	11,255

Amortization of goodwill	9,727	5,525	4,202

Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	633,548	740,951	(107,403)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	623,820	735,425	(111,605)

Provision for general allowance for credit losses (2)	11,001	(1,946)	12,947

Net business profits*	634,812	733,446	(98,634)

Net non-recurring gains (losses)	(446,695)	(235,907)	(210,788)

Credit costs (3)	(345,939)	(265,509)	(80,430)
Losses on loan write-offs	(163,052)	(87,010)	(76,041)
Provision for specific allowance for credit losses	(181,639)	(161,790)	(19,849)
Other credit costs	(1,247)	(16,708)	15,460
Net gains (losses) on equity securities	(75,286)	54,414	(129,701)
Gains on sales of equity securities	71,840	105,818	(33,977)
Losses on sales of equity securities	(1,850)	(6,392)	4,541
Losses on write-down of equity securities	(145,276)	(45,010)	(100,265)
Profits (losses) from investments in affiliates	1,495	8,667	(7,171)
Other non-recurring gains (losses)	(26,965)	(33,480)	6,514

Ordinary profits	188,117	497,539	(309,422)

Net extraordinary gains (losses)	629	(47,815)	48,445

Gains on loans written-off (4)	14,388	20,326	(5,937)
Gains on sales of equity securities of subsidiaries	32,814	—	32,814
Expenses relating to systems integration	(47,198)	—	(47,198)
Losses on impairment of fixed assets	(4,879)	(11,421)	6,541
Provision for reserve for losses relating to business restructuring	(197)	(59,603)	59,406

Income before income taxes and others	188,747	449,723	(260,976)

Income taxes—current	47,772	65,510	(17,737)

Income taxes—deferred	(168)	127,914	(128,082)

Minority interests	49,120	(421)	49,542

Net income	92,023	256,721	(164,697)

Note:

*	Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
(Reference)
Total credit costs (1)+(2)+(3)	(334,947)	(267,488)	(67,458)

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(320,558)	(247,161)	(73,396)

Number of consolidated subsidiaries	246	252	(6)

Number of affiliated companies accounted for under the equity method	61	44	17

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
Gross profits	1,101,436	1,155,827	(54,391)
(Gross profits before credit costs for trust accounts)	1,101,445	1,155,859	(54,414)
Net interest income	745,293	722,540	22,752
Trust fees	51,281	59,651	(8,369)
Credit costs for trust accounts (1)	(9)	(32)	23
Net fees and commissions	240,420	260,253	(19,833)
Net trading profits	45,636	100,383	(54,746)
Net other business profits	18,804	12,998	5,805
Net gains (losses) on debt securities	15,200	(13,151)	28,352

General and administrative expenses	663,317	651,072	12,245

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	438,127	504,787	(66,659)

Provision for general allowance for credit losses (2)	16,820	7,236	9,583

Net business profits	454,938	511,991	(57,052)

Net non-recurring gains (losses)	(363,547)	(142,035)	(221,511)

Credit costs (3)	(259,070)	(164,224)	(94,846)
Losses on loan write-offs	(149,268)	(72,641)	(76,627)
Provision for specific allowance for credit losses	(103,373)	(83,714)	(19,658)
Other credit costs	(6,429)	(7,869)	1,439
Net gains (losses) on equity securities	(78,852)	30,695	(109,548)
Gains on sales of equity securities	62,618	84,664	(22,046)
Losses on sales of equity securities	(1,107)	(5,533)	4,426
Losses on write-down of equity securities	(140,363)	(48,434)	(91,929)
Other non-recurring gains (losses)	(25,623)	(8,506)	(17,116)

Ordinary profits	91,391	369,955	(278,563)

Net extraordinary gains (losses)	9,327	24,583	(15,256)

Gains on loans written-off (4)	12,024	18,066	(6,042)
Reversal of allowance for losses on investments	23	16,019	(15,996)
Reversal of reserve for contingent losses included in credit costs (5)	—	597	(597)
Gains on sales of equity securities of MUFG	53,676	—	53,676
Expenses relating to systems integration	(47,198)	—	(47,198)
Losses on impairment of fixed assets	(2,752)	(8,249)	5,497

Income before income taxes	100,718	394,539	(293,820)

Income taxes—current	7,915	17,804	(9,888)

Income taxes—deferred	35,842	127,949	(92,107)

Net income	56,960	248,784	(191,823)

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(242,259)	(156,423)	(85,836)

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(230,235)	(138,357)	(91,878)

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
Gross profits	1,295,837	1,385,704	(89,867)

Net interest income	886,603	867,676	18,927
Trust fees	9,964	12,893	(2,928)
Net fees and commissions	318,882	372,603	(53,720)
Net trading profits	50,748	99,919	(49,170)
Net other business profits	29,637	32,611	(2,974)
Net gains (losses) on debt securities	4,773	4,639	133

General and administrative expenses	772,151	814,165	(42,014)

Amortization of goodwill	3,062	1,404	1,657

Net business profits before provision for general allowance for credit losses and amortization of goodwill	526,747	572,942	(46,194)

Net business profits before provision for general allowance for credit losses	523,685	571,538	(47,852)

Provision for general allowance for credit losses (1)	(558)	(792)	234

Net business profits*	523,127	570,745	(47,618)

Net non-recurring gains (losses)	(387,994)	(245,126)	(142,868)

Credit costs (2)	(315,683)	(254,811)	(60,872)
Losses on loan write-offs	(157,232)	(85,709)	(71,522)
Provision for specific allowance for credit losses	(154,897)	(150,640)	(4,257)
Other credit costs	(3,553)	(18,461)	14,908
Net gains (losses) on equity securities	(57,118)	41,168	(98,286)
Gains on sales of equity securities	65,451	85,101	(19,649)
Losses on sales of equity securities	(1,510)	(6,861)	5,350
Losses on write-down of equity securities	(121,059)	(37,071)	(83,987)
Profits (losses) from investments in affiliates	2,328	5,027	(2,698)
Other non-recurring gains (losses)	(17,521)	(36,510)	18,989

Ordinary profits	135,132	325,618	(190,486)

Net extraordinary gains (losses)	138,415	(43,242)	181,658

Gains on loans written-off (3)	12,185	16,898	(4,712)
Gains on sales of equity securities of MUFG	172,096	—	172,096
Expenses relating to systems integration	(47,198)	—	(47,198)
Losses on impairment of fixed assets	(1,583)	(10,119)	8,535
Provision for reserve for losses relating to business restructuring	—	(59,603)	59,603

Income before income taxes and others	273,547	282,375	(8,828)

Income taxes—current	37,166	41,997	(4,830)

Income taxes—deferred	14,409	92,455	(78,046)

Minority interests	46,829	(16,217)	63,047

Net income	175,142	164,140	11,001

Note:

*	Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions.

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
(Reference)
Total credit costs (1)+(2)	(316,242)	(255,604)	(60,637)

Total credit costs + Gains on loans written-off (1)+(2)+(3)	(304,056)	(238,706)	(65,350)

Number of consolidated subsidiaries	159	174	(15)

Number of affiliated companies accounted for under the equity method	47	49	(2)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
Gross profits	923,036	940,350	(17,313)

Domestic gross profits	675,142	692,409	(17,267)
Net interest income	527,314	532,006	(4,692)
Net fees and commissions	132,915	148,587	(15,672)
Net trading profits	20,049	12,981	7,068
Net other business profits	(5,137)	(1,165)	(3,971)
Net gains (losses) on debt securities	7,962	11,340	(3,377)

Non-domestic gross profits	247,894	247,941	(46)
Net interest income	137,323	84,380	52,942
Net fees and commissions	59,807	48,298	11,508
Net trading profits	28,097	85,315	(57,217)
Net other business profits	22,666	29,945	(7,279)
Net gains (losses) on debt securities	341	(8,541)	8,882

General and administrative expenses	563,499	551,193	12,305

Personnel expenses	193,473	190,223	3,249
Non-personnel expenses	334,415	330,444	3,970
Taxes	35,610	30,525	5,085

Net business profits before provision for general allowance for credit losses	359,537	389,156	(29,619)

Provision for general allowance for credit losses (1)	18,085	8,534	9,551

Net business profits	377,622	397,690	(20,068)

Net non-recurring gains (losses)	(339,730)	(125,507)	(214,222)

Credit costs (2)	(256,747)	(153,237)	(103,509)
Losses on loan write-offs	(147,082)	(71,454)	(75,628)
Provision for specific allowance for credit losses	(103,026)	(72,770)	(30,255)
Other credit costs	(6,638)	(9,012)	2,374
Net gains (losses) on equity securities	(62,349)	35,646	(97,995)
Gains on sales of equity securities	59,148	76,556	(17,407)
Losses on sales of equity securities	(814)	(5,060)	4,246
Losses on write-down of equity securities	(120,683)	(35,849)	(84,834)
Other non-recurring gains (losses)	(20,633)	(7,916)	(12,717)

Ordinary profits	37,892	272,183	(234,290)

Net extraordinary gains (losses)	10,807	22,118	(11,310)

Gains on loans written-off (3)	10,919	14,735	(3,816)
Reversal of allowance for losses on investments	23	16,019	(15,996)
Gains on sales of equity securities of MUFG	53,676	—	53,676
Expenses relating to systems integration	(47,198)	—	(47,198)
Losses on impairment of fixed assets	(986)	(4,857)	3,871

Income before income taxes	48,699	294,301	(245,601)

Income taxes—current	8,213	18,035	(9,822)

Income taxes—deferred	15,470	88,196	(72,726)

Net income	25,016	188,069	(163,052)

(Reference)
Total credit costs (1)+(2)	(238,662)	(144,703)	(93,958)

Total credit costs + Gains on loans written-off (1)+(2)+(3)	(227,743)	(129,967)	(97,775)

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
Gross profits	205,217	243,134	(37,916)
(Gross profits before credit costs for trust accounts)	205,226	243,166	(37,939)

Trust fees	57,132	66,102	(8,969)
Trust fees before credit costs for trust accounts	57,141	66,134	(8,992)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	4,451	10,058	(5,606)
Other trust fees	52,690	56,076	(3,385)
Credit costs for trust accounts (1)	(9)	(32)	23
Net interest income	79,939	107,189	(27,249)
Net fees and commissions	66,103	82,428	(16,325)
Net trading profits	749	3,242	(2,493)
Net other business profits	1,293	(15,828)	17,121
Net gains (losses) on debt securities	6,896	(15,950)	22,846

General and administrative expenses	125,105	124,336	768

Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	80,121	118,830	(38,708)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	80,121	118,830	(38,708)

Provision for general allowance for credit losses (2)	(1,047)	(1,561)	514

Net business profits*	79,065	117,235	(38,170)

Net non-recurring gains (losses)	(24,072)	(15,324)	(8,748)

Credit costs (3)	(2,473)	(11,110)	8,637
Losses on loan write-offs	(2,263)	(1,301)	(961)
Provision for specific allowance for credit losses	(418)	(10,952)	10,534
Other credit costs	208	1,143	(934)
Net gains (losses) on equity securities	(16,557)	(4,909)	(11,647)
Gains on sales of equity securities	3,416	8,148	(4,732)
Losses on sales of equity securities	(293)	(473)	180
Losses on write-down of equity securities	(19,680)	(12,585)	(7,094)
Profits (losses) from investments in affiliates	299	1,421	(1,122)
Other non-recurring gains (losses)	(5,341)	(725)	(4,616)

Ordinary profits	54,992	101,911	(46,918)

Net extraordinary gains (losses)	(1,479)	3,716	(5,195)

Gains on loans written-off (4)	1,157	3,401	(2,243)
Reversal of reserve for contingent losses included in credit costs (5)	—	597	(597)
Losses on impairment of fixed assets	(1,765)	(416)	(1,349)

Income before income taxes and others	53,513	105,627	(52,114)

Income taxes—current	1,669	1,774	(104)

Income taxes—deferred	20,251	40,155	(19,904)

Minority interests	856	896	(40)

Net income	30,736	62,800	(32,064)

Notes:

*	Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
(Reference)
Total credit costs (1)+(2)+(3)+(5)	(3,529)	(12,107)	8,578

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(2,371)	(8,706)	6,334

Number of consolidated subsidiaries	27	25	2

Number of affiliated companies accounted for under the equity method	9	9	—

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
Gross profits	178,399	215,476	(37,077)
(Gross profits before credit costs for trust accounts)*	178,408	215,509	(37,100)

Domestic gross profits	164,588	213,667	(49,078)

Trust fees	51,281	59,651	(8,369)
Trust fees before credit costs for trust accounts*	51,290	59,683	(8,392)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	4,451	10,058	(5,606)
Other trust fees	46,839	49,625	(2,785)
Credit costs for trust accounts** (1)	(9)	(32)	23
Net interest income	70,414	90,068	(19,653)
Net fees and commissions	48,322	63,351	(15,029)
Net trading profits	(8,737)	4,430	(13,168)
Net other business profits	3,307	(3,834)	7,142
Net gains (losses) on debt securities	4,856	(4,225)	9,081

Non-domestic gross profits	13,810	1,809	12,001

Trust fees	—	0	(0)
Net interest income	10,241	16,085	(5,844)
Net fees and commissions	(624)	15	(639)
Net trading profits	6,226	(2,344)	8,571
Net other business profits	(2,032)	(11,947)	9,914
Net gains (losses) on debt securities	2,040	(11,725)	13,765

General and administrative expenses	99,818	99,878	(60)

Personnel expenses	31,556	30,242	1,313
Non-personnel expenses	62,598	63,345	(746)
Taxes	5,662	6,289	(627)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses*	78,589	115,630	(37,040)

Provision for general allowance for credit losses (2)	(1,264)	(1,297)	32

Net business profits	77,316	114,300	(36,984)

Net non-recurring gains (losses)	(23,817)	(16,528)	(7,288)

Credit costs (3)	(2,323)	(10,987)	8,663
Losses on loan write-offs	(2,185)	(1,186)	(998)
Provision for specific allowance for credit losses	(347)	(10,943)	10,596
Other credit costs	208	1,143	(934)
Net gains (losses) on equity securities	(16,503)	(4,950)	(11,553)
Gains on sales of equity securities	3,469	8,108	(4,638)
Losses on sales of equity securities	(293)	(473)	180
Losses on write-down of equity securities	(19,680)	(12,585)	(7,094)
Other non-recurring gains (losses)	(4,989)	(590)	(4,399)

Ordinary profits	53,499	97,772	(44,273)

Net extraordinary gains (losses)	(1,479)	2,465	(3,945)

Gains on loans written-off (4)	1,105	3,330	(2,225)
Reversal of reserve for contingent losses included in credit costs (5)	—	597	(597)
Losses on impairment of fixed assets	(1,765)	(3,391)	1,625

Income before income taxes	52,019	100,237	(48,218)

Income taxes—current	(297)	(231)	(66)

Income taxes—deferred	20,371	39,752	(19,381)

Net income	31,944	60,715	(28,771)

Notes:
*	Amounts before credit costs for loans in trusts with contracts for compensating the principal amounts
**	Credit costs for loans in trusts with contracts for compensating the principal amounts

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2008 (A)	September 30, 2007 (B)
(Reference)
Total credit costs (1)+(2)+(3)+(5)	(3,597)	(11,720)	8,122

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(2,492)	(8,389)	5,896

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(All branches)	For the six months ended September 30, 2008 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2007 (B)
Total average interest rate on interest-earning assets (a)	2.11	(0.15)	2.27
Average interest rate on loans and bills discounted (b)	2.22	(0.11)	2.33
Average interest rate on securities	1.61	(0.12)	1.74

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	1.91	(0.22)	2.14

Average interest rate on deposits and NCD (d)	0.62	(0.16)	0.79
Average interest rate on other liabilities	2.64	(0.30)	2.95

Overall interest rate spread (a)-(c)	0.20	0.06	0.13

Interest rate spread (b)-(d)	1.59	0.05	1.53

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.48	0.11	1.36

Average interest rate on loans and bills discounted (f)	1.81	0.06	1.74
Average interest rate on securities	1.13	0.13	1.00

Total average interest rate on interest-bearing liabilities (g) <including general and administrative expenses>	1.26	0.10	1.16

Average interest rate on deposits and NCD (h)	0.29	0.04	0.24
Average interest rate on other liabilities	1.03	0.05	0.97

Overall interest rate spread (e)-(g)	0.21	0.01	0.20

Interest rate spread (f)-(h)	1.51	0.01	1.50

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(percentage per annum)
(All branches)	For the six months ended September 30, 2008 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2007 (B)
Total average interest rate on interest-earning assets (a)	1.81	(0.38)	2.20
Average interest rate on loans and bills discounted (b)	1.60	(0.05)	1.65
Average interest rate on securities	2.23	(0.90)	3.13

Total average interest rate on interest-bearing liabilities (c)	0.93	(0.03)	0.96

Average interest rate on deposits and NCD (d)	0.73	(0.09)	0.82

Overall interest rate spread (a)-(c)	0.88	(0.34)	1.23

Interest rate spread (b)-(d)	0.87	0.04	0.82

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.45	(0.17)	1.63

Average interest rate on loans and bills discounted (f)	1.50	0.05	1.44
Average interest rate on securities	1.69	(0.68)	2.38

Total average interest rate on interest-bearing liabilities (g)	0.57	0.14	0.42

Average interest rate on deposits and NCD (h)	0.56	0.17	0.39

Overall interest rate spread (e)-(g)	0.88	(0.31)	1.20

Interest rate spread (f)-(h)	0.93	(0.12)	1.05

BTMU and MUTB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2008 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2007 (B)
Average interest rate on loans and bills discounted (a)	1.76	0.06	1.70

Average interest rate on deposits and NCD (b)	0.32	0.06	0.25

Interest rate spread (a)-(b)	1.44	(0.00)	1.44

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,437.5	10,341.1	435.6	26,214.4
Receive-floater / pay-fix	1,057.7	1,307.6	383.5	2,748.9
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	16,495.3	11,648.8	839.2	28,983.4

BTMU Consolidated
	(in billions of yen)
	As of September 30, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	14,915.2	9,692.0	463.2	25,070.5
Receive-floater / pay-fix	1,035.7	923.0	291.4	2,250.2
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	15,950.9	10,615.1	774.7	27,340.7

MUTB Consolidated
	(in billions of yen)
	As of September 30, 2008
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,064.9	2,845.7	106.0	4,016.6
Receive-floater / pay-fix	85.1	469.8	264.8	819.8
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,150.0	3,315.5	370.8	4,836.4

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	2,378,430	7,594	2,941,975	20,237
Domestic bonds	2,133,993	6,801	2,805,196	19,153
Government bonds	1,807,176	4,880	2,496,983	15,133
Municipal bonds	69,002	669	71,844	1,229
Corporate bonds	257,813	1,251	236,368	2,790
Other	244,436	793	136,778	1,083
Foreign bonds	22,384	793	20,934	1,084
Other	222,052	—	115,844	(0)

	(in millions of yen)
	As of September 30, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	34,329,155	244	36,162,180	1,004,875
Domestic equity securities	5,010,911	860,656	5,674,702	1,377,953
Domestic bonds	17,658,600	(10,409)	17,062,116	(8,847)
Government bonds	15,704,955	(9,674)	15,343,602	(23,065)
Municipal bonds	280,684	1,148	202,574	3,767
Corporate bonds	1,672,961	(1,883)	1,515,939	10,450
Other	11,659,643	(850,002)	13,425,362	(364,231)
Foreign equity securities	144,176	27,034	192,234	95,154
Foreign bonds	7,213,911	(102,776)	8,415,050	(20,800)
Other	4,301,555	(774,259)	4,818,077	(438,584)

1.	The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.
2.	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,244,506	(1,681)	1,888,451	2,156
Stocks of subsidiaries and affiliates	394,794	431,895	564,468	230,897

	(in millions of yen)
	As of September 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	26,923,066	(230,919)	28,384,703	521,370
Domestic equity securities	3,991,368	399,919	4,521,397	813,434
Domestic bonds	14,530,857	4,712	14,032,208	(33,744)
Other	8,400,840	(635,551)	9,831,097	(258,318)
Foreign equity securities	125,012	28,448	181,288	96,125
Foreign bonds	4,769,086	(58,990)	5,650,087	(18,028)
Other	3,506,741	(605,009)	3,999,720	(336,415)

1.	The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.
2.	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption Schedule of Other Securities with Maturities and Debt Securities Being Held to Maturity

	(in millions of yen)
	As of September 30, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	7,694,714	5,381,376	3,729,421	2,077,892
Government bonds	7,053,296	2,571,109	2,799,183	1,430,984
Municipal bonds	11,203	67,168	176,013	414
Corporate bonds	630,214	2,743,099	754,224	646,493
Other	683,441	2,183,754	1,317,757	3,980,730
Foreign bonds	375,054	1,955,883	553,480	2,179,066
Other	308,387	227,870	764,276	1,801,663
Total	8,378,155	7,565,131	5,047,178	6,058,622

	(in millions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	8,354,643	4,949,482	3,751,219	2,140,905
Government bonds	7,666,459	2,236,554	2,804,031	1,597,262
Municipal bonds	1,934	69,182	102,839	3,440
Corporate bonds	686,249	2,643,745	844,349	540,202
Other	628,813	2,324,552	1,455,500	4,761,405
Foreign bonds	426,815	2,072,678	633,612	2,720,542
Other	201,998	251,873	821,887	2,040,863
Total	8,983,457	7,274,034	5,206,720	6,902,311

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	980,554	10,633	909,383	18,023
Stocks of subsidiaries and affiliates	6,496	(2,389)	6,496	(1,709)

	(in millions of yen)
	As of September 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	5,837,223	9,313	6,012,339	194,332
Domestic equity securities	978,406	172,506	1,075,746	250,074
Domestic bonds	2,710,877	(12,575)	2,595,869	23,869
Other	2,147,940	(150,616)	2,340,723	(79,610)
Foreign equity securities	14,041	(2,143)	9,806	(449)
Foreign bonds	1,566,329	(46,702)	1,798,001	(12,541)
Other	567,570	(101,770)	532,915	(66,619)

1.	The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.
2.	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption Schedule of Other Securities with Maturities and Debt Securities Being Held to Maturity

	(in millions of yen)
	As of September 30, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	503,015	2,697,063	471,008	61,874
Government bonds	457,707	2,269,091	452,482	58,138
Municipal bonds	24,930	51,014	972	51
Corporate bonds	20,377	376,956	17,554	3,684
Other	133,235	888,346	697,240	192,816
Foreign bonds	127,065	718,844	554,104	164,309
Other	6,169	169,502	143,136	28,506
Total	636,250	3,585,409	1,168,248	254,690

	(in millions of yen)
	As of March 31, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	339,190	2,373,863	776,156	63,960
Government bonds	299,730	1,997,284	737,671	59,552
Municipal bonds	19,499	60,824	1,599	406
Corporate bonds	19,960	315,754	36,885	4,002
Other	109,503	856,819	901,088	257,781
Foreign bonds	107,924	703,530	757,357	227,180
Other	1,579	153,289	143,730	30,600
Total	448,693	3,230,683	1,677,245	321,742

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Mitsubishi UFJ Financial Group, Inc.

5. Return on Equity

MUFG Consolidated

	(%)
	For the six months ended September 30, 2008 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2007 (B)
ROE (*)	2.58	(5.32)	7.90

(*)	ROE is computed as follows:

Net income for six months × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	x 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

			(in billions of yen)
			As of September 30, 2008 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1)		Risk-adjusted capital ratio	10.55%	(0.64)%	11.19%
		Tier 1 ratio	7.63%	0.02%	7.60%
(2)		Tier 1 capital	8,380.4	86.7	8,293.7
(3)		Qualified Tier 2 capital	3,766.0	(675.7)	4,441.8
	i)	The amount of unrealized gains on investment securities	—	(462.4)	462.4
	ii)	The amount of land revaluation excess	153.4	(0.8)	154.2
	iii)	Subordinated debts	3,439.6	(199.8)	3,639.5
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	556.3	36.6	519.7
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,590.2	(625.5)	12,215.8
(7)		Risk-adjusted assets	109,789.1	713.5	109,075.6

BTMU Consolidated

			(in billions of yen)
			As of September 30, 2008 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1)		Risk-adjusted capital ratio	10.63%	(0.56)%	11.20%
		Tier 1 ratio	7.34%	(0.08)%	7.43%
(2)		Tier 1 capital	6,844.1	(193.3)	7,037.5
(3)		Qualified Tier 2 capital	3,445.2	(472.3)	3,917.5
	i)	The amount of unrealized gains on investment securities	—	(233.7)	233.7
	ii)	The amount of land revaluation excess	188.3	(2.0)	190.4
	iii)	Subordinated debts	3,161.1	(146.7)	3,307.9
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	382.4	38.3	344.1
(6)		Net qualifying capital (2)+(3)+(4)-(5)	9,906.9	(704.0)	10,611.0
(7)		Risk-adjusted assets	93,138.0	(1,548.8)	94,686.8

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

			(in billions of yen)
			As of September 30, 2008 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1)		Risk-adjusted capital ratio	12.73%	(0.39)%	13.13%
		Tier 1 ratio	10.71%	0.77%	9.94%
(2)		Tier 1 capital	1,375.7	126.7	1,248.9
(3)		Qualified Tier 2 capital	297.6	(144.8)	442.5
	i)	The amount of unrealized gains on investment securities	6.9	(82.8)	89.8
	ii)	The amount of land revaluation excess	(0.9)	0.2	(1.1)
	iii)	Subordinated debts	291.6	(62.2)	353.8
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	37.9	(3.3)	41.3
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,635.4	(14.7)	1,650.2
(7)		Risk-adjusted assets	12,843.3	278.1	12,565.1

Note:	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2008 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	70,362	0.07%	43,298	0.04%	27,063	0.02%
Non-accrual delinquent loans	928,338	1.02%	737,926	0.83%	190,412	0.19%
Accruing loans contractually past due 3 months or more	17,708	0.01%	17,900	0.02%	(192)	(0.00)%
Restructured loans	434,086	0.47%	477,544	0.53%	(43,458)	(0.05)%

Total risk monitored loans	1,450,495	1.60%	1,276,670	1.44%	173,824	0.16%

Total loans and bills discounted	90,445,118		88,538,810		1,906,307

Written-off	779,419		691,894		87,525

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2008 (A)	% to total risk monitored loans	As of March 31, 2008 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,106,293	76.27%	1,080,502	84.63%	25,791	(8.36)%
General allowance for credit losses	753,425		776,577		(23,152)
Specific allowance for credit losses	352,867		303,867		48,999
Allowance for credit to specific foreign borrowers	0		56		(56)

Mitsubishi UFJ Financial Group, Inc.

(3)	Classification of Risk-Monitored Loans

Classified	by Geographic Area

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,325,800	1,217,375	108,425
Overseas	124,694	59,295	65,399
Asia	24,357	13,161	11,196
Indonesia	664	1,936	(1,271)
Thailand	1,843	1,762	81
Hong Kong	3,518	3,822	(304)
Other	18,331	5,640	12,691
United States of America	78,929	24,840	54,089
Other	21,406	21,293	112

Total	1,450,495	1,276,670	173,824

Classified by Industry

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,325,800	1,217,375	108,425
Manufacturing	161,168	149,993	11,174
Construction	64,454	43,072	21,381
Wholesale and retail	137,625	137,395	229
Finance and insurance	13,461	18,555	(5,094)
Real estate	267,735	188,233	79,502
Services	148,317	155,563	(7,246)
Other industries	140,449	149,814	(9,365)
Consumer	392,589	374,745	17,843
Overseas	124,694	59,295	65,399
Financial institutions	22,755	7,061	15,693
Commercial and industrial	94,419	46,147	48,272
Other	7,519	6,086	1,433

Total	1,450,495	1,276,670	173,824

Note:	MUTB adjusted its method of monitoring risk-monitored loans classified by industry. As a result, loans to proprietors, which were previously reported as part of “Consumer” are included in “Real estate”. “Real estate” and “Consumer” as of March 31, 2008, as adjusted by using the new method of monitoring, are 197,701 million yen and 365,277 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2008 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	57,094	0.07%	36,744	0.05%	20,349	0.02%
Non-accrual delinquent loans	698,665	0.96%	530,283	0.75%	168,382	0.21%
Accruing loans contractually past due 3 months or more	11,146	0.01%	12,911	0.01%	(1,764)	(0.00)%
Restructured loans	307,889	0.42%	333,400	0.47%	(25,510)	(0.04)%

Total risk monitored loans	1,074,795	1.48%	913,340	1.29%	161,455	0.19%

Total loans and bills discounted	72,228,207		70,397,804		1,830,402

Written-off	552,396		484,411		67,985

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2008 (A)	% to total risk monitored loans	As of March 31, 2008 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	674,415	62.74%	640,596	70.13%	33,819	(7.38)%
General allowance for credit losses	452,126		470,211		(18,085)
Specific allowance for credit losses	222,289		170,328		51,960
Allowance for credit to specific foreign borrowers	0		56		(56)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,007,635	875,077	132,558
Overseas	67,160	38,263	28,897
Asia	6,796	7,560	(763)
Indonesia	115	1,036	(921)
Thailand	1,843	1,762	81
Hong Kong	3,518	3,822	(304)
Other	1,318	938	380
United States of America	42,769	13,505	29,263
Other	17,594	17,197	397

Total	1,074,795	913,340	161,455

Mitsubishi UFJ Financial Group, Inc.

Classified by Industry

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,007,635	875,077	132,558
Manufacturing	141,003	122,244	18,758
Construction	61,324	39,954	21,369
Wholesale and retail	128,822	127,864	957
Finance and insurance	9,068	5,039	4,029
Real estate	236,425	174,444	61,980
Services	138,295	140,177	(1,882)
Other industries	134,036	135,103	(1,066)
Consumer	158,659	130,247	28,411
Overseas	67,160	38,263	28,897
Financial institutions	22,755	7,061	15,693
Commercial and industrial	44,166	30,569	13,597
Other	238	632	(394)

Total	1,074,795	913,340	161,455

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2008 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	6,259	0.06%	1,269	0.01%	4,989	0.05%
Non-accrual delinquent loans	40,287	0.41%	53,134	0.54%	(12,847)	(0.12)%
Accruing loans contractually past due 3 months or more	567	0.00%	1,446	0.01%	(879)	(0.00)%
Restructured loans	27,493	0.28%	35,909	0.36%	(8,415)	(0.08)%

Total risk monitored loans	74,607	0.77%	91,759	0.93%	(17,152)	(0.16)%

Total loans and bills discounted	9,600,573		9,778,877		(178,303)

Written-off	44,433		30,651		13,782

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2008 (A)	% to total risk monitored loans	As of March 31, 2008 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	89,290	119.68%	100,756	109.80%	(11,465)	9.87%
General allowance for credit losses	80,002		78,737		1,264
Specific allowance for credit losses	9,287		22,018		(12,730)
Allowance for credit to specific foreign borrowers	—		—		—

Mitsubishi UFJ Financial Group, Inc.

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	70,404	89,060	(18,656)
Overseas	4,203	2,699	1,503
Asia	517	11	506
Indonesia	—	11	(11)
Thailand	—	—	—
Hong Kong	—	—	—
Other	517	—	517
United States of America	3,671	2,674	997
Other	13	14	(0)

Total	74,607	91,759	(17,152)

Classified by Industry

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	70,404	89,060	(18,656)
Manufacturing	13,974	20,403	(6,429)
Construction	1,235	831	404
Wholesale and retail	4,513	5,253	(740)
Finance and insurance	3,975	13,024	(9,048)
Real estate	21,068	3,771	17,297
Services	5,147	7,184	(2,036)
Other industries	5,671	14,159	(8,488)
Consumer	14,818	24,432	(9,614)
Overseas	4,203	2,699	1,503
Financial institutions	—	—	—
Commercial and industrial	4,189	2,685	1,503
Other	13	14	(0)

Total	74,607	91,759	(17,152)

Note:	MUTB adjusted its method of monitoring risk-monitored loans classified by industry. As a result, loans to proprietors, which were previously reported as part of “Consumer” are included in “Real estate”. “Real estate” and “Consumer” as of March 31, 2008, as adjusted by using the new method of monitoring, are 13,239 million yen and 14,963 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2008 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	111	0.07%	105	0.06%	6	0.00%
Non-accrual delinquent loans	42	0.02%	7	0.00%	34	0.02%
Accruing loans contractually past due 3 months or more	41	0.02%	74	0.04%	(32)	(0.01)%
Restructured loans	968	0.66%	1,081	0.70%	(112)	(0.04)%

Total risk monitored loans	1,164	0.80%	1,268	0.83%	(104)	(0.02)%

Total loans and bills discounted	145,226		152,562		(7,335)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Special internal reserves	1,079	1,382	(303)
Allowance for bad debts	435	457	(22)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,164	1,268	(104)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	391	137	253
Services	224	235	(11)
Other industries	—	—	—
Consumer	549	895	(346)

Total	1,164	1,268	(104)

Note:	MUTB adjusted its method of monitoring risk-monitored loans classified by industry. As a result, loans to proprietors, which were previously reported as part of “Consumer” are included in “Real estate”. “Real estate” and “Consumer” as of March 31, 2008, as adjusted by using the new method of monitoring, are 397 million yen and 635 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	149,383	117,786	31,596
Doubtful	720,889	556,092	164,796
Special Attention	348,024	384,684	(36,660)
Non Performing Loans (1)	1,218,296	1,058,563	159,733
Normal	93,374,495	90,902,911	2,471,583
Total	94,592,791	91,961,475	2,631,316
Non Performing loans / Total	1.28%	1.15%	0.13%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	944,990	818,177	126,813
Allowance for credit losses	332,753	289,897	42,855
Collateral, guarantees, etc.	612,236	528,279	83,957
Coverage ratio (2) / (1)	77.56%	77.29%	0.27%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]	Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	149,383		2,812		146,570			100.00%
	[117,786	]	[3,113	]	[114,673	]		[100.00	%]
Doubtful	720,889		234,179		340,811			79.76%
	[556,092	]	[186,299	]	[267,191	]		[81.54	%]
Special Attention	348,024		95,761		124,855			63.39%
	[384,684	]	[100,485	]	[146,414	]		[64.18	%]
Total	1,218,296		332,753		612,236			77.56%
	[1,058,563	]	[289,897	]	[528,279	]		[77.29	%]

Note:	The upper figures are as of September 30, 2008. The lower figures with bracket are as of March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	136,129	108,751	27,377
Doubtful	686,785	510,355	176,429
Special Attention	319,036	346,311	(27,275)

Non Performing Loans (1)	1,141,950	965,419	176,531

Normal	83,412,962	80,839,067	2,573,895

Total	84,554,913	81,804,486	2,750,426

Non Performing loans / Total	1.35%	1.18%	0.17%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	879,068	741,970	137,097
Allowance for credit losses	315,923	258,272	57,650
Collateral, guarantees, etc.	563,144	483,698	79,446
Coverage ratio (2) / (1)	76.97%	76.85%	0.12%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]		Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	136,129		2,185		133,943		100.00%		100.00%
	[108,751	]	[2,907	]	[105,844	]	[100.00	%]	[100.00	%]
Doubtful	686,785		226,053		317,837		61.26%		79.19%
	[510,355	]	[164,774	]	[246,273	]	[62.39	%]	[80.54	%]
Special Attention	319,036		87,684		111,362		42.22%		62.39%
	[346,311	]	[90,590	]	[131,580	]	[42.18	%]	[64.15	%]
Total	1,141,950		315,923		563,144		54.58%		76.97%
	[965,419	]	[258,272	]	[483,698	]	[53.61	%]	[76.85	%]

Note: The upper figures are as of September 30, 2008. The lower figures with bracket are as of March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	13,100	8,869	4,231
Doubtful	34,020	45,578	(11,558)
Special Attention	28,061	37,427	(9,366)

Non Performing Loans (1)	75,181	91,875	(16,694)

Normal	9,817,470	9,912,550	(95,080)

Total	9,892,651	10,004,426	(111,774)

Non Performing loans / Total	0.75%	0.91%	(0.15)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	64,970	75,168	(10,197)
Allowance for credit losses	16,830	31,625	(14,795)
Collateral, guarantees, etc.	48,140	43,542	4,597
Coverage ratio (2) / (1)	86.41%	81.81%	4.60%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]		Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	13,100		627		12,472		100.00%		100.00%
	[8,869	]	[205	]	[8,663	]	[100.00	%]	[100.00	%]
Doubtful	34,020		8,125		22,892		73.02%		91.17%
	[45,578	]	[21,524	]	[20,766	]	[86.74	%]	[92.78	%]
Special Attention	28,061		8,076		12,774		52.83%		74.30%
	[37,427	]	[9,894	]	[14,112	]	[42.44	%]	[64.14	%]

Total	75,181		16,830		48,140		62.23%		86.41%
	[91,875	]	[31,625	]	[43,542	]	[65.43	%]	[81.81	%]

Note: The upper figures are as of September 30, 2008. The lower figures with bracket are as of March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	153	165	(11)
Doubtful	83	158	(74)
Special Attention	926	944	(17)

Non Performing Loans (1)	1,164	1,268	(104)

Normal	144,061	151,293	(7,231)

Total	145,226	152,562	(7,335)

Non Performing loans / Total	0.80%	0.83%	(0.02)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2008 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	952	1,038	(86)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	952	1,038	(86)
Coverage ratio (2) / (1)	81.74%	81.85%	(0.10)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]	Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	153		—		153			100.00%
	[165	]	[—	]	[165	]		[100.00	%]
Doubtful	83		—		80			95.85%
	[158	]	[—	]	[151	]		[95.88	%]
Special Attention	926		—		717			77.44%
	[944	]	[—	]	[721	]		[76.32	%]

Total	1,164		—		952			81.74%
	[1,268	]	[—	]	[1,038	]		[81.85	%]

Note:	The upper figures are as of September 30, 2008. The lower figures with bracket are as of March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU, MUTB and MU Strategic Partner, Co., Ltd. (“MUSP”) Combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts. The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008 (a)	As of September 30, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	194.5	153.3	125.2	116.3	106.7	117.8	149.4	31.5
Doubtful	1,266.9	749.7	500.4	652.3	723.2	560.3	725.0	164.6

Total	1,461.4	903.0	625.7	768.6	829.9	678.1	874.4	196.2

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2005

Bankrupt or De facto Bankrupt	194.5	132.0	86.6	66.7	45.7	40.9	36.5	(4.4)
Doubtful	1,266.9	598.3	292.2	223.0	162.4	134.3	111.5	(22.8)

Total	1,461.4	730.3	378.8	289.8	208.2	175.3	148.0	(27.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt		21.2	16.3	10.2	4.5	3.1	2.9	(0.2)
Doubtful		151.4	72.1	37.4	25.7	21.4	15.0	(6.3)

Total		172.6	88.5	47.6	30.3	24.6	18.0	(6.6)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt			22.2	16.4	9.2	6.9	6.1	(0.7)
Doubtful			136.0	63.0	29.0	21.7	18.3	(3.3)

Total			158.3	79.4	38.3	28.6	24.4	(4.1)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt				22.8	19.2	14.5	10.4	(4.1)
Doubtful				328.7	221.4	39.0	28.2	(10.7)

Total				351.6	240.6	53.5	38.6	(14.9)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt					27.9	23.1	18.8	(4.2)
Doubtful					284.4	151.4	84.2	(67.1)

Total					312.3	174.5	103.0	(71.4)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt						29.0	25.1	(3.9)
Doubtful						192.4	84.7	(107.6)

Total						221.4	109.8	(111.5)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt							49.4
Doubtful							382.9

Total							432.3

Mitsubishi UFJ Financial Group, Inc.

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Liquidation	0.2	0.0	0.0	0.0	1.7	2.2	4.3
Re-constructive treatment	0.0	0.0	0.0	0.2	13.5	12.4	26.4
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	1.6	0.0	0.4	3.6	2.6	3.4	11.8
Write-offs	2.8	0.1	0.5	2.5	22.6	44.3	73.0
Other	22.5	6.4	3.0	8.4	30.8	49.0	120.4
Collection / Repayment	16.0	2.6	2.1	7.4	23.5	39.3	91.1
Upgraded	6.5	3.7	0.9	1.0	7.3	9.6	29.2

Total	27.2	6.6	4.1	14.9	71.4	111.5	236.0

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008
Legal liquidation	4.3	1.1	4.3	5.5	8.3	12.7	30.4	66.9
Quasi-legal liquidation	1.3	—	—	0.4	—	—	0.4	2.1
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	27.2	1.7	1.7	4.1	7.6	10.8	12.4	65.8
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	32.9	2.9	6.1	10.2	16.0	23.5	43.2	135.0

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUSP Combined

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts presented prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008 (a)	As of September 30, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	162.1	129.9	117.3	107.7	94.8	108.8	136.1	27.3
Doubtful	1,106.7	683.3	459.1	579.9	652.0	514.5	690.9	176.3

Total	1,268.8	813.3	576.4	687.7	746.8	623.4	827.1	203.6

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2005

Bankrupt or De facto Bankrupt	162.1	109.1	80.1	63.0	42.6	37.1	33.5	(3.6)
Doubtful	1,106.7	537.8	268.0	204.4	149.3	126.6	104.9	(21.7)

Total	1,268.8	646.9	348.1	267.5	191.9	163.8	138.4	(25.3)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt		20.8	15.2	9.0	4.0	2.9	2.8	(0.0)
Doubtful		145.4	68.8	36.0	25.3	21.1	14.8	(6.3)

Total		166.3	84.0	45.1	29.3	24.0	17.6	(6.3)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt			22.0	13.8	8.7	6.7	6.0	(0.7)
Doubtful			122.2	54.8	23.4	17.9	15.1	(2.7)

Total			144.2	68.6	32.1	24.7	21.2	(3.4)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt				21.8	18.0	14.2	10.1	(4.1)
Doubtful				284.6	198.1	33.4	23.6	(9.7)

Total				306.4	216.1	47.6	33.7	(13.8)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt					21.3	18.9	14.7	(4.1)
Doubtful					255.8	129.0	80.6	(48.3)

Total					277.2	148.0	95.4	(52.5)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt						28.7	24.6	(4.1)
Doubtful						186.3	80.3	(106.0)

Total						215.1	104.9	(110.1)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt							44.2
Doubtful							371.3

Total							415.5

Mitsubishi UFJ Financial Group, Inc.

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Liquidation	0.2	0.0	0.0	0.0	1.7	2.2	4.3
Re-constructive treatment	0.0	0.0	0.0	0.2	13.5	12.4	26.4
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	1.6	0.0	0.4	3.4	2.5	3.4	11.6
Write-offs	2.6	0.0	0.5	2.5	8.2	44.3	58.3
Other	20.8	6.2	2.4	7.4	26.5	47.6	111.0
Collection / Repayment	15.5	2.5	1.7	6.5	19.6	38.1	84.1
Upgraded	5.2	3.6	0.6	0.9	6.8	9.4	26.9

Total	25.3	6.3	3.4	13.8	52.5	110.1	211.8

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008
Legal liquidation	3.8	1.1	4.3	5.4	7.1	12.6	25.9	60.5
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	24.7	1.7	1.7	3.9	7.5	10.4	11.6	61.8
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	28.6	2.8	6.0	9.4	14.7	23.0	37.5	122.3

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts. The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited and Trust accounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008 (a)	As of September 30, 2008 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	32.3	23.3	7.9	8.5	11.9	9.0	13.2	4.2
Doubtful	160.2	66.3	41.3	72.3	71.1	45.7	34.1	(11.6)

Total	192.6	89.7	49.2	80.9	83.0	54.7	47.3	(7.4)

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2005

Bankrupt or De facto Bankrupt	32.3	22.9	6.5	3.7	3.1	3.8	2.9	(0.8)
Doubtful	160.2	60.4	24.1	18.5	13.1	7.6	6.5	(1.0)

Total	192.6	83.4	30.6	22.3	16.3	11.4	9.5	(1.8)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt		0.4	1.1	1.2	0.5	0.2	0.1	(0.1)
Doubtful		5.9	3.3	1.3	0.4	0.2	0.2	(0.0)

Total		6.3	4.4	2.5	0.9	0.5	0.3	(0.2)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt			0.2	2.6	0.4	0.1	0.0	(0.0)
Doubtful			13.8	8.2	5.6	3.7	3.1	(0.6)

Total			14.1	10.8	6.1	3.9	3.2	(0.6)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt				0.9	1.1	0.3	0.3	(0.0)
Doubtful				44.1	23.2	5.5	4.5	(1.0)

Total				45.1	24.4	5.9	4.8	(1.0)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt					6.5	4.1	4.0	(0.0)
Doubtful					28.6	22.3	3.5	(18.8)

Total					35.1	26.4	7.5	(18.9)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt						0.2	0.4	0.1
Doubtful						6.0	4.4	(1.6)

Total						6.3	4.9	(1.4)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt							5.2
Doubtful							11.5

Total							16.7

Mitsubishi UFJ Financial Group, Inc.

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2008

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	0.1	0.0	—	0.2
Write-offs	0.1	0.0	0.0	0.0	14.4	0.0	14.6
Other	1.7	0.1	0.6	0.9	4.3	1.4	9.3
Collection / Repayment	0.4	0.1	0.4	0.9	3.8	1.2	6.9
Upgraded	1.2	0.0	0.2	0.0	0.5	0.2	2.3

Total	1.8	0.2	0.6	1.0	18.9	1.4	24.1

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2008

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008
Legal liquidation	0.4	0.0	0.0	0.0	1.1	0.0	4.5	6.4
Quasi-legal liquidation	1.3	—	—	0.4	—	—	0.4	2.1
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	2.5	0.0	0.0	0.2	0.0	0.3	0.7	4.0
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	4.2	0.1	0.0	0.7	1.2	0.4	5.6	12.6

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	67,287,987	(988,252)	68,276,239

Manufacturing	8,278,969	119,620	8,159,349
Agriculture	25,527	7	25,520
Forestry	11,928	(4,087)	16,015
Fishery	6,264	(31,306)	37,570
Mining	58,789	6,577	52,212
Construction	1,388,413	(44,647)	1,433,060
Utilities	627,992	(105,299)	733,291
Communication and information services	1,764,884	(37,219)	1,802,103
Wholesale and retail	7,153,278	202,788	6,950,490
Finance and insurance	7,295,524	189,773	7,105,751
Real estate	10,416,748	1,448,262	8,968,486
Services	5,585,827	(950,102)	6,535,929
Municipal government	785,576	(27,684)	813,260
Other industries	23,888,257	(1,754,935)	25,643,192

Overseas offices and loans booked at offshore markets	14,771,949	2,612,699	12,159,250

Total	82,059,936	1,624,446	80,435,489

Note:	Starting in this fiscal period, BTMU and MUTB adjusted their method of monitoring loans classified by type of industry. As a result, among other changes, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”.

The amounts as of March 31, 2008, as adjusted by using the new method of monitoring, are shown below:

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	67,287,987	(988,252)	68,276,239

Manufacturing	8,278,969	(43,690)	8,322,659
Agriculture	25,527	1,912	23,615
Forestry	11,928	(4,085)	16,013
Fishery	6,264	(31,233)	37,497
Mining	58,789	7,715	51,074
Construction	1,388,413	(67,264)	1,455,677
Utilities	627,992	(105,181)	733,173
Communication and information services	1,764,884	38,015	1,726,869
Wholesale and retail	7,153,278	507	7,152,771
Finance and insurance	7,295,524	115,606	7,179,918
Real estate	10,416,748	(320,555)	10,737,303
Services	5,585,827	(143,871)	5,729,698
Municipal government	785,576	(27,681)	813,257
Other industries	23,888,257	(408,447)	24,296,704

Overseas offices and loans booked at offshore markets	14,771,949	2,612,699	12,159,250

Total	82,059,936	1,624,446	80,435,489

Mitsubishi UFJ Financial Group, Inc.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	18,157,441	(182,458)	18,339,899

Housing loans	17,235,038	(123,200)	17,358,239
Residential purpose	13,609,005	(66,809)	13,675,815

Other	922,402	(59,257)	981,660

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	42,866,452	(887,477)	43,753,929
% to total domestic loans	63.70%	(0.37)%	64.08%

Note:	Starting in this fiscal period, BTMU adjusted its method of monitoring domestic loans to small/medium-sized companies and proprietors in the same manner as its method of monitoring loans classified by type of industry shown above.

“Outstanding amount” and “% to total domestic loans” as of March 31, 2008, as adjusted by using the new method of monitoring, are 43,519,282 million yen and 63.74%, respectively.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	57,787,477	(745,110)	58,532,587

Manufacturing	6,839,036	25,755	6,813,281
Agriculture	25,243	239	25,004
Forestry	11,928	(4,087)	16,015
Fishery	6,264	(229)	6,493
Mining	49,522	1,789	47,733
Construction	1,224,020	(61,944)	1,285,964
Utilities	415,735	6,075	409,660
Communication and information services	840,370	3,177	837,193
Wholesale and retail	6,410,338	204,684	6,205,654
Finance and insurance	5,373,631	347,774	5,025,857
Real estate	8,460,123	1,079,860	7,380,263
Services	4,647,658	(972,162)	5,619,820
Municipal government	736,907	(29,797)	766,704
Other industries	22,746,702	(1,346,244)	24,092,946

Overseas offices and loans booked at offshore markets	14,440,729	2,575,513	11,865,216

Total	72,228,207	1,830,402	70,397,804

Note:	Starting in this fiscal period, BTMU adjusted its method of monitoring loans classified by type of industry. This adjustment was made to unify the respective monitoring methods previously used by Bank of Tokyo-Mitsubishi and UFJ Bank. As a result, among other changes, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”.

The amounts as of March 31, 2008, as adjusted by using the new method of monitoring, are shown below:

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	57,787,477	(745,110)	58,532,587

Manufacturing	6,839,036	(137,555)	6,976,591
Agriculture	25,243	2,144	23,099
Forestry	11,928	(4,085)	16,013
Fishery	6,264	(156)	6,420
Mining	49,522	2,927	46,595
Construction	1,224,020	(84,561)	1,308,581
Utilities	415,735	6,193	409,542
Communication and information services	840,370	78,411	761,959
Wholesale and retail	6,410,338	2,403	6,407,935
Finance and insurance	5,373,631	273,607	5,100,024
Real estate	8,460,123	(291,920)	8,752,043
Services	4,647,658	(165,931)	4,813,589
Municipal government	736,907	(29,794)	766,701
Other industries	22,746,702	(396,793)	23,143,495

Overseas offices and loans booked at offshore markets	14,440,729	2,575,513	11,865,216

Total	72,228,207	1,830,402	70,397,804

Mitsubishi UFJ Financial Group, Inc.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	17,034,432	(157,557)	17,191,989

Housing loans	16,133,099	(100,103)	16,233,203
Residential purpose	12,857,211	(56,708)	12,913,920

Other	901,332	(57,453)	958,786

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	38,029,975	(865,974)	38,895,949
% to total domestic loans	65.81%	(0.64)%	66.45%

Note:	Starting in this fiscal period, BTMU adjusted its method of monitoring domestic loans to small/medium-sized companies and proprietors in the same manner as to its method of monitoring loans classified by type of industry shown above.

“Outstanding amount” and “% to total domestic loans” as of March 31, 2008, as adjusted by using the new method of monitoring, are 38,661,302 million yen and 66.05%, respectively.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	9,269,353	(215,489)	9,484,843

Manufacturing	1,438,852	93,938	1,344,914
Agriculture	284	(232)	516
Forestry	—	—	—
Fishery	—	(31,077)	31,077
Mining	9,267	4,788	4,479
Construction	164,393	17,297	147,096
Utilities	211,197	(111,013)	322,210
Communication and information services	919,110	(39,626)	958,736
Wholesale and retail	742,940	(1,869)	744,809
Finance and insurance	1,912,782	(157,645)	2,070,427
Real estate	1,923,365	349,060	1,574,305
Services	935,534	22,225	913,309
Municipal government	24,394	3,126	21,268
Other industries	987,228	(364,463)	1,351,691

Overseas offices and loans booked at offshore markets	331,219	37,186	294,033

Total	9,600,573	(178,303)	9,778,877

Note:	Starting in this fiscal period, MUTB adjusted its method of monitoring loans classified by type of industry. As a result, among other changes, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”.

The amounts of “Real estate” and “Other industries” as of March 31, 2008, as adjusted by using the new method of monitoring, are 1,946,629 million yen and 979,367 million yen, respectively.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	1,041,137	(21,359)	1,062,497

Housing loans	1,020,893	(19,648)	1,040,542
Residential purpose	674,970	(6,947)	681,917

Other	20,244	(1,710)	21,955

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	4,637,140	4,015	4,633,125
% to total domestic loans	50.02%	1.17%	48.84%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated : Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	231,155	(27,652)	258,808

Manufacturing	1,081	(73)	1,154
Agriculture	—	—	—
Forestry	—	—	—
Fishery	—	—	—
Mining	—	—	—
Construction	—	—	—
Utilities	1,060	(361)	1,421
Communication and information services	5,404	(770)	6,174
Wholesale and retail	—	(27)	27
Finance and insurance	9,111	(356)	9,467
Real estate	33,260	19,342	13,918
Services	2,635	(165)	2,800
Municipal government	24,275	(1,013)	25,288
Other industries	154,327	(44,228)	198,555

Overseas offices and loans booked at offshore markets	—	—	—

Total	231,155	(27,652)	258,808

Note:	Starting in this fiscal period, MUTB adjusted its method of monitoring loans classified by type of industry. As a result, among other changes, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”.

The amounts of “Real estate” and “Other industries” as of March 31, 2008, as adjusted by using the new method of monitoring, are 38,631 million yen and 173,842 million yen, respectively.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	81,871	(3,541)	85,412

Housing loans	81,045	(3,447)	84,493
Residential purpose	76,823	(3,153)	79,977

Other	825	(93)	918

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	199,337	(25,518)	224,855
% to total domestic loans	86.23%	(0.64)%	86.88%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

(1) Loans to Asian Countries

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Thailand	531,422	29,856	501,566
Indonesia	266,126	52,170	213,956
Malaysia	284,986	178,199	106,786
Philippines	65,927	1,611	64,316
South Korea	280,637	29,210	251,427
Singapore	740,178	145,016	595,161
Hong Kong	879,761	125,674	754,086
China	79,787	50,262	29,525
Taiwan	201,520	31,675	169,844
Other	387,424	64,417	323,007

Total	3,717,772	708,095	3,009,677

(2) Loans to Latin American Countries

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Argentina	3,039	226	2,813
Brazil	156,978	36,937	120,040
Mexico	112,008	30,856	81,152
Caribbean countries	883,627	169,609	714,017
Other	118,835	42,533	76,301

Total	1,274,489	280,163	994,326

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deposits (ending balance)	112,760,288	(1,320,781)	114,081,070
Deposits (average balance)	112,148,267	1,417,831	110,730,436
Loans (ending balance)	81,828,780	1,652,099	80,176,681
Loans (average balance)	80,162,737	2,614,664	77,548,072

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deposits (ending balance)	99,767,246	(2,094,307)	101,861,554
Deposits (average balance)	99,536,114	669,104	98,867,010
Loans (ending balance)	72,228,207	1,830,402	70,397,804
Loans (average balance)	70,632,331	2,658,678	67,973,653

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deposits (ending balance)	12,993,042	773,526	12,219,516
Deposits (average balance)	12,612,152	748,727	11,863,425
Loans (ending balance)	9,600,573	(178,303)	9,778,877
Loans (average balance)	9,530,405	(44,014)	9,574,419

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Individuals	62,672,294	77,560	62,594,734
Corporations and others	39,020,109	(702,227)	39,722,337
Domestic deposits	101,692,404	(624,667)	102,317,071

1.	Amounts do not include negotiable certificates of deposit and JOM accounts.
2.	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal year, deposits from unincorporated associations are excluded from “Individuals” and included in “Corporations and others”. The amount of deposits from “Individuals” and “Corporations and others” (a simple sum of BTMU and MUTB) as of March 31, 2008, as adjusted by using the new method of monitoring, are 61,836,290 million yen and 40,480,781 million yen, respectively.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Individuals	53,796,510	(296,796)	54,093,306
Corporations and others	35,960,519	(953,215)	36,913,734
Domestic deposits	89,757,029	(1,250,011)	91,007,040

1.	Amounts do not include negotiable certificates of deposit and JOM accounts.
2.	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal year, deposits from unincorporated associations are excluded from “Individuals” and included in “Corporations and others”. The amount of deposits from “Individuals” and “Corporations and others” as of March 31, 2008, as adjusted by using the new method of monitoring, are 53,334,862 million yen and 37,672,178 million yen, respectively.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Individuals	8,875,784	374,356	8,501,428
Corporations and others	3,059,589	250,987	2,808,602
Domestic deposits	11,935,374	625,344	11,310,030

1.	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deferred tax assets	1,288.5	(20.1)	1,308.7
Net operating losses carried forwards	587.0	(85.0)	672.1
Allowance for credit losses	405.1	39.7	365.4
Write-down on investment securities	180.1	(53.6)	233.8
Unrealized losses on other securities	96.9	49.6	47.3
Reserve for retirement benefits	75.3	(2.2)	77.5
Other	461.7	5.6	456.1
Valuation allowance	(518.0)	25.7	(543.7)
Deferred tax liabilities	294.8	(320.2)	615.0
Unrealized gains on other securities	91.3	(242.3)	333.6
Revaluation gains on securities upon merger	90.8	(37.8)	128.7
Gains on securities contributed to employee retirement benefits trust	66.0	(0.7)	66.7
Other	46.7	(39.1)	85.8
Net deferred tax assets	993.6	300.0	693.6

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2003	FY2004	FY2005	FY2006	FY2007	Interim FY2008
Net business profits before credit costs	1,170.2	1,201.4	1,087.7	899.7	828.2	359.5
Credit costs	1,089.3	892.4	(485.9)	38.7	107.2	238.6
Income before income taxes	262.5	(47.3)	1,612.7	958.0	687.0	48.6
Reconciliation to taxable income	289.5	(311.4)	(1,403.1)	(401.6)	(123.1)	188.4
Taxable income	552.0	(358.8)	209.5	556.3	563.9	237.1

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited.

The amounts prior to FY 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

Mitsubishi UFJ Financial Group, Inc.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2008, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4.

(Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at September 30, 2008 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2008 to 1st half of FY2013)
Net business profits (*1)	4,442.7
Income before income taxes	2,669.7
Taxable income before adjustments (*2)	3,515.8
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,057.0
Deferred tax assets as of September 30, 2008	1,288.5

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2008 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deferred tax assets	125.0	(17.6)	142.6
Write-down on investment securities	83.6	(0.8)	84.4
Net operating losses carried forwards	66.7	(19.7)	86.5
Allowance for credit losses	27.3	(1.9)	29.2
Other	63.1	5.9	57.1
Valuation allowance	(115.9)	(1.1)	(114.7)
Deferred tax liabilities	55.5	(72.6)	128.2
Unrealized gains on other securities	21.1	(73.3)	94.4
Other	34.4	0.6	33.7
Net deferred tax assets	69.4	54.9	14.4

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2003	FY2004	FY2005	FY2006	FY2007	Interim FY2008
Net business profits before credit costs	274.1	271.1	252.6	274.3	187.2	78.5
Credit related costs	69.7	81.7	(45.8)	1.7	(21.0)	3.5
Income before income taxes	183.4	143.1	306.9	284.0	197.3	52.0
Reconciliation to taxable income	(199.1)	14.1	(212.0)	(142.9)	(26.3)	(4.3)
Taxable income	(15.6)	157.3	94.8	141.1	170.9	47.6

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

Mitsubishi UFJ Financial Group, Inc.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2008, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4.

(Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at September 30, 2008 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2008 to 1st half of FY2013)
Net business profits (*1)	687.7
Income before income taxes	530.2
Taxable income before adjustments (*2)	519.2
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	252.1
Deferred tax assets as of September 30, 2008	125.0

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

Mitsubishi UFJ Financial Group, Inc.

15. Earnings Forecasts for the Fiscal Year Ending March 31, 2009

MUFG

	(in billions of yen)
(Consolidated)	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
Ordinary income	5,900.0	2,925.1	6,393.9	3,250.2
Ordinary profits	600.0	188.1	1,029.0	497.5
Net income	220.0	92.0	636.6	256.7

(Non-consolidated)
Operating income	480.0	247.8	521.4	197.2
Ordinary profits	450.0	231.4	491.7	182.9
Net income	480.0	291.1	416.8	105.4

BTMU

	(in billions of yen)
(Consolidated)	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
Ordinary profits	475.0	135.1	794.4	325.6
Net income	330.0	175.1	591.4	164.1

(Non-consolidated)
Net business profits *	780.0	359.5	828.2	389.1
Ordinary profits	290.0	37.8	567.2	272.1
Net income	120.0	25.0	550.9	188.0

*	Before provision for general allowance for credit losses

MUTB

	(in billions of yen)
(Consolidated)	<Forecasts> For the fiscal year ending March 31, 2009	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2007
Ordinary profits	110.0	54.9	183.6	101.9
Net income	55.0	30.7	118.0	62.8

(Non-consolidated)
Net business profits *	145.0	78.5	187.2	115.6
Ordinary profits	105.0	53.4	172.7	97.7
Net income	55.0	31.9	114.1	60.7

*	Before credit costs for trust accounts and provision for general allowance for credit losses

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to Securitized Products and Related Investments and GSE Related Investments

(1) Exposure to securitized products and related investments

Our exposure to securitized products and related investments as of September 30, 2008 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of September 2008 decreased to ¥3.12 trillion in total, a decrease of ¥201 billion compared with the balance as of the end of March 2008. This decrease was mainly due to sales and redemptions, and the balance denominated in local currencies decreased at the end of September 2008.

•	Net unrealized losses were ¥501 billion, and the rate of decline in market value was 16.1%, an increase of 6.5% from the rate at the end of March 2008.

•

The effect on the P/L for the six months ended September 30, 2008 was a loss of ¥41 billion, mainly due to losses on disposal of residential mortgage-backed securities (RMBS). (The realized losses for the fiscal year ended March 31, 2008 were ¥117 billion.)

		(¥bn)
		Balance[1]	Change from end of March	Net unrealized gains (losses)	Change from end of March	Net unrealized gains (losses) as a % of balance	Change from end of March
1	RMBS	520	(93)	(105)	(39)	(20.2)%	(9.4)%
2	Sub-prime RMBS	141	(41)	(38)	0	(27.1)%	(6.4)%
3	CMBS	35	(8)	(1)	0	(2.5)%	(1.4)%
4	CLOs	2,011	(70)	(339)	(133)	(16.9)%	(7.0)%
5	Other securitized products (card, etc.)	513	(6)	(49)	(11)	(9.6)%	(2.3)%
6	CDOs	37	(22)	(6)	1	(17.4)%	(5.1)%
7	Sub-prime ABS CDOs	0	(3)	0	1	0.0%	25.6%
8	SIV investments	3	(3)	0	0	(11.4)%	(11.4)%
9	Total	3,118	(201)	(501)	(183)	(16.1)%	(6.5)%

1.	Balance is the amount after impairment and before deducting net unrealized losses. The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

Mitsubishi UFJ Financial Group, Inc.

[Distribution by rating]

•	AAA-rated products account for 81% of our investments in securitized products, substantially unchanged from the end of March 2008.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	462	30	28	0	0	0	520
11	Sub-prime RMBS	122	18	0	0	0	0	141
12	CMBS	21	9	4	1	0	0	35
13	CLOs	1,734	102	144	26	4	2	2,011
14	Other securitized products (card, etc.)	279	38	46	143	3	3	513
15	CDOs	19	11	5	0	1	0	37
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	3	0	3

18	Total	2,516	189	227	170	11	5	3,118

19	Percentage of total	81%	6%	7%	5%	0%	0%	100%

20	Percentage of total (End of March)	80%	6%	8%	6%	0%	0%	100%

[Distribution by RMBS vintage]

•	We hold RMBS with diverse vintages.

		(¥bn)
		Vintage				Total
		2007	2006	2005	2004 or earlier
21	RMBS	74	289	138	18	520
22	Sub-prime RMBS	39	77	25	0	141
23	Non sub-prime RMBS	34	213	114	18	379

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2008.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March
1	LBO Loan[2] (Balance on a commitment basis)	76	179	50	286	590	(41)
2	Balance on a booking basis	57	159	46	258	519	(23)

2.	Includes balance after refinancing. (Figures are rounded off.)

Mitsubishi UFJ Financial Group, Inc.

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2008 was ¥4.98 trillion (¥1.74 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding or credit derivative transactions with monoline insurers.

(2) Exposure to GSE related investments

We hold mortgage-backed securities arranged and guaranteed by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae), mainly as part of our ALM operation relating to foreign currencies.

Our holding balance of these mortgage-backed securities as of the end of September 2008 was ¥2,838 billion in total, a decrease of ¥302 billion compared with the balance as of the end of June 2008. Net unrealized losses were ¥33 billion, a decrease of ¥18 billion from the losses as of the end of June 2008, and the rate of decline in market value was 1.1%, a decrease of 0.5% from the rate at the end of June 2008.

Our holding balance of debt securities issued by the above three institutions and Federal Home Loan Banks (Agency Securities) as of the end of September 2008 was ¥117 billion, a decrease of ¥70 billion compared with the balance as of the end of June 2008. Net unrealized gains were not significant.

<Terminology>
RMBS	: Asset-backed securities collateralized by residential mortgages
CMBS	: Asset-backed securities collateralized by commercial mortgages
CLOs	: Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	: Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	: Collateralized debt obligations backed by asset backed securities
SIVs

:   Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.

LBO Loans	: Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	: Commercial papers issued by a Special Purpose Company (SPC) collateralized by assets
GSE	: U.S. government sponsored enterprises such as Federal National Mortgage Association (Fannie Mae)

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Consolidated

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Cash and due from banks	7,945,518	9,127,750
Call loans and bills bought	784,987	1,096,258
Receivables under resale agreements	120,503	397,907
Receivables under securities borrowing transactions	3,554,122	4,874,657
Monetary claims bought	4,173,449	4,529,809
Trading assets	8,521,460	4,795,728
Money held in trust	286,237	290,341
Securities	31,273,945	33,281,702
Allowance for losses on securities	(35,716)	(29,336)
Loans and bills discounted	80,668,401	79,363,106
Foreign exchanges	1,657,603	1,243,500
Other assets	5,213,653	4,590,922
Tangible fixed assets	1,022,192	1,366,027
Intangible fixed assets	456,804	622,334
Deferred tax assets	1,002,539	747,152
Customers’ liabilities for acceptances and guarantees	9,353,985	10,483,692
Allowance for credit losses	(879,237)	(979,575)

Total assets	155,120,452	155,801,981

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Liabilities:
Deposits	107,094,684	109,411,671
Negotiable certificates of deposit	5,572,916	5,323,841
Call money and bills sold	2,147,574	1,800,584
Payables under repurchase agreements	3,850,718	3,961,480
Payables under securities lending transactions	1,455,135	2,546,715
Commercial papers	173,685	357,362
Trading liabilities	4,250,007	1,220,211
Borrowed money	2,694,290	2,660,227
Foreign exchanges	979,813	974,790
Short-term bonds payable	36,165	44,200
Bonds payable	4,874,970	4,862,493
Other liabilities	5,031,727	3,667,563
Reserve for bonuses	23,409	25,601
Reserve for bonuses to directors	66	141
Reserve for retirement benefits	37,274	47,563
Reserve for retirement benefits to directors	677	1,035
Reserve for loyalty award credits	884	8,043
Reserve for contingent losses	50,866	126,649
Reserve for losses relating to business restructuring	—	22,865
Reserves under special laws	1,471	1,901
Deferred tax liabilities	33,130	76,331
Deferred tax liabilities for land revaluation	189,933	191,788
Acceptances and guarantees	9,353,985	10,483,692

Total liabilities	147,853,391	147,816,755

Net assets:
Capital stock	996,973	996,973
Capital surplus	2,773,290	2,773,290
Retained earnings	2,026,410	2,032,903
Total shareholders’ equity	5,796,674	5,803,166
Net unrealized gains (losses) on other securities	(236,869)	266,877
Net deferred gains (losses) on hedging instruments	11,426	82,737
Land revaluation excess	228,616	231,333
Foreign currency translation adjustments	(81,330)	(48,871)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(12,392)	—
Total valuation and translation adjustments	(90,549)	532,077
Minority interests	1,560,936	1,649,981

Total net assets	7,267,061	7,985,225

Total liabilities and net assets	155,120,452	155,801,981

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

(2) Consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Ordinary income	2,555,737	2,238,656
Interest income	1,697,474	1,536,345
(Interest on loans and bills discounted)	1,087,348	1,021,448
(Interest and dividends on securities)	339,646	284,929
Trust fees	12,893	9,964
Fees and commissions	428,689	375,583
Trading income	99,919	52,036
Other business income	108,012	151,854
Other ordinary income	208,749	112,871

Ordinary expenses	2,230,118	2,103,523
Interest expenses	831,041	650,106
(Interest on deposits)	424,058	332,338
Fees and commissions	56,085	56,701
Trading expenses	—	1,288
Other business expenses	75,400	122,216
General and administrative expenses	827,783	774,581
Other ordinary expenses	439,808	498,629

Ordinary profits	325,618	135,132

Extraordinary gains	32,546	193,831
Gains on disposition of fixed assets	2,597	954
Gains on loans written-off	16,898	12,185
Reversal of reserve for contingent liabilities from financial instruments transactions	—	434
Gains on changes in subsidiaries’ equity	13,050	—
Gains on sales of equity securities of MUFG	—	172,096
Impact upon the adoption of the Accounting standard for lease transactions	—	6,186
Gains on sales of equity securities of subsidiaries	—	1,974
Extraordinary losses	75,789	55,416
Losses on disposition of fixed assets	6,066	6,634
Losses on impairment of fixed assets	10,119	1,583
Provision for reserve for losses relating to business restructuring	59,603	—
Expenses relating to systems integration	—	47,198

Income before income taxes and others	282,375	273,547

Income taxes—current	41,997	37,166
Income taxes—deferred	92,455	14,409
Total taxes	—	51,575
Minority interests	(16,217)	46,829

Net income	164,140	175,142

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

(3) Consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Shareholders’ equity
Capital stock
Balance at the beginning of the period	996,973	996,973

Balance at the end of the period	996,973	996,973

Capital surplus
Balance at the beginning of the period	2,767,590	2,773,290

Balance at the end of the period	2,767,590	2,773,290

Retained earnings
Balance at the beginning of the period	1,914,973	2,032,903
Changes during the period
Dividends from retained earnings	(160,703)	(183,966)
Net income	164,140	175,142
Reversal of land revaluation excess	1,417	2,717
Increase in companies accounted for under the equity method	—	5,763
Decrease in companies accounted for under the equity method	—	(16)
Changes in accounting standards in overseas consolidated subsidiaries	(9,116)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	—	537
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	(6,669)

Total changes during the period	(4,261)	(6,492)

Balance at the end of the period	1,910,712	2,026,410

Total shareholders’ equity
Balance at the beginning of the period	5,679,537	5,803,166
Changes during the period
Dividends from retained earnings	(160,703)	(183,966)
Net income	164,140	175,142
Reversal of land revaluation excess	1,417	2,717
Increase in companies accounted for under the equity method	—	5,763
Decrease in companies accounted for under the equity method	—	(16)
Changes in accounting standards in overseas consolidated subsidiaries	(9,116)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	—	537
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	(6,669)

Total changes during the period	(4,261)	(6,492)

Balance at the end of the period	5,675,275	5,796,674

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	1,431,320	266,877
Changes during the period
Net changes in items other than shareholders’ equity	(175,419)	(503,746)

Total changes during the period	(175,419)	(503,746)

Balance at the end of the period	1,255,900	(236,869)

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(52,655)	82,737
Changes during the period
Net changes in items other than shareholders’ equity	(521)	(71,311)

Total changes during the period	(521)	(71,311)

Balance at the end of the period	(53,177)	11,426

Land revaluation excess
Balance at the beginning of the period	240,307	231,333
Changes during the period
Net changes in items other than shareholders’ equity	(1,417)	(2,717)

Total changes during the period	(1,417)	(2,717)

Balance at the end of the period	238,889	228,616

Foreign currency translation adjustments
Balance at the beginning of the period	(30,676)	(48,871)
Changes during the period
Net changes in items other than shareholders’ equity	31,767	(32,458)

Total changes during the period	31,767	(32,458)

Balance at the end of the period	1,091	(81,330)

Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	—	—
Changes during the period
Net changes in items other than shareholders’ equity	—	(12,392)

Total changes during the period	—	(12,392)

Balance at the end of the period	—	(12,392)

Total valuation and translation adjustments
Balance at the beginning of the period	1,588,295	532,077
Changes during the period
Net changes in items other than shareholders’ equity	(145,591)	(622,627)

Total changes during the period	(145,591)	(622,627)

Balance at the end of the period	1,442,704	(90,549)

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Minority interests
Balance at the beginning of the period	1,622,722	1,649,981
Changes during the period
Net changes in items other than shareholders’ equity	(46,170)	(89,044)

Total changes during the period	(46,170)	(89,044)

Balance at the end of the period	1,576,551	1,560,936

Total net assets
Balance at the beginning of the period	8,890,555	7,985,225
Changes during the period
Dividends from retained earnings	(160,703)	(183,966)
Net income	164,140	175,142
Reversal of land revaluation excess	1,417	2,717
Increase in companies accounted for under the equity method	—	5,763
Decrease in companies accounted for under the equity method	—	(16)
Changes in accounting standards in overseas consolidated subsidiaries	(9,116)	—
Increase due to unification of accounting policies applied to foreign subsidiaries	—	537
Decrease due to unification of accounting policies applied to foreign subsidiaries	—	(6,669)
Net changes in items other than shareholders’ equity	(191,761)	(711,672)

Total changes during the period	(196,023)	(718,164)

Balance at the end of the period	8,694,532	7,267,061

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(4) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Cash and due from banks	7,985,294	9,004,369
Call loans	554,331	656,874
Receivables under resale agreements	41,097	283,826
Receivables under securities borrowing transactions	3,544,509	4,874,657
Bills bought	—	226,200
Monetary claims bought	3,317,588	3,602,885
Trading assets	8,411,407	4,785,724
Money held in trust	70,275	77,137
Securities	31,106,307	33,191,095
Allowance for losses on securities	(92,254)	(85,776)
Loans and bills discounted	72,228,207	70,397,804
Foreign exchanges	1,641,257	1,224,907
Other assets	4,280,265	3,184,526
Tangible fixed assets	936,956	959,984
Intangible fixed assets	330,689	356,365
Deferred tax assets	993,654	693,629
Customers’ liabilities for acceptances and guarantees	7,431,818	6,867,725
Allowance for credit losses	(674,415)	(640,596)

Total assets	142,106,991	139,661,343

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Liabilities:
Deposits	99,767,246	101,861,554
Negotiable certificates of deposit	5,561,932	5,420,058
Call money	1,808,065	1,528,706
Payables under repurchase agreements	3,726,524	3,832,129
Payables under securities lending transactions	1,382,950	2,487,240
Trading liabilities	4,149,558	1,171,412
Borrowed money	4,646,501	4,115,106
Foreign exchanges	995,640	991,260
Short-term bonds payable	—	42,200
Bonds payable	3,180,478	3,066,197
Other liabilities	3,799,340	1,882,799
Income taxes payable	11,301	10,568
Lease liabilities	512	—
Other liabilities	3,787,527	—
Reserve for bonuses	16,669	16,969
Reserve for bonuses to directors	43	140
Reserve for retirement benefits	10,343	10,232
Reserve for loyalty award credits	703	403
Reserve for contingent losses	39,252	75,514
Reserves under special laws	31	31
Deferred tax liabilities for land revaluation	189,933	191,788
Acceptances and guarantees	7,431,818	6,867,725

Total liabilities	136,707,035	133,561,471

Net assets:
Capital stock	996,973	996,973
Capital surplus	2,773,290	2,773,290
Capital reserve	2,773,290	2,773,290
Retained earnings	1,571,848	1,728,082
Revenue reserve	190,044	190,044
Other retained earnings	1,381,804	1,538,037
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	661,175	817,408
Total shareholders’ equity	5,342,112	5,498,345
Net unrealized gains (losses) on other securities	(193,236)	289,078
Net deferred gains (losses) on hedging instruments	22,464	81,114
Land revaluation excess	228,616	231,333
Total valuation and translation adjustments	57,843	601,526

Total net assets	5,399,955	6,099,871

Total liabilities and net assets	142,106,991	139,661,343

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(5) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Ordinary income	1,941,878	1,769,495
Interest income	1,379,950	1,261,737
(Interest on loans and bills discounted)	794,108	782,614
(Interest and dividends on securities)	330,818	270,081
Fees and commissions	260,936	258,714
Trading income	99,129	49,428
Other business income	101,658	123,099
Other ordinary income	100,203	76,515

Ordinary expenses	1,669,695	1,731,602
Interest expenses	764,806	597,464
(Interest on deposits)	370,097	287,204
Fees and commissions	64,049	65,992
Trading expenses	832	1,281
Other business expenses	72,878	105,569
General and administrative expenses	564,774	565,768
Other ordinary expenses	202,353	395,526

Ordinary profits	272,183	37,892

Extraordinary gains	32,712	65,387
Extraordinary losses	10,594	54,580

Income before income taxes	294,301	48,699

Income taxes—current	18,035	8,213
Income taxes—deferred	88,196	15,470
Total taxes	—	23,683

Net income	188,069	25,016

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Cash and due from banks	2,398,412	1,537,096
Call loans and bills bought	273,115	196,309
Receivables under resale agreements	8,868	—
Receivables under securities borrowing transactions	205,525	300,803
Monetary claims bought	53,293	63,388
Trading assets	280,470	275,131
Money held in trust	3,007	3
Securities	7,121,591	7,251,895
Allowance for losses on securities	(985)	(829)
Loans and bills discounted	9,592,156	9,769,422
Foreign exchanges	16,190	11,454
Other assets	785,491	866,891
Tangible fixed assets	179,837	182,624
Intangible fixed assets	81,766	78,936
Deferred tax assets	71,700	17,484
Customers’ liabilities for acceptances and guarantees	655,084	252,494
Allowance for credit losses	(89,968)	(101,640)

Total assets	21,635,558	20,701,464

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Liabilities:
Deposits	13,148,316	12,415,021
Negotiable certificates of deposit	2,334,061	2,015,367
Call money and bills sold	80,000	70,629
Payables under repurchase agreements	909,516	406,270
Payables under securities lending transactions	66,999	475,367
Trading liabilities	42,965	52,660
Borrowed money	511,354	1,244,563
Foreign exchanges	21	108
Short-term bonds payable	210,700	231,700
Bonds payable	213,400	267,000
Due to trust accounts	1,338,192	1,462,822
Other liabilities	742,016	388,429
Reserve for bonuses	5,779	6,236
Reserve for bonuses to directors	29	86
Reserve for retirement benefits	2,700	2,607
Reserve for retirement benefits to directors	205	216
Reserve for contingent losses	6,998	6,532
Deferred tax liabilities	518	1,411
Deferred tax liabilities for land revaluation	7,319	7,614
Acceptances and guarantees	655,084	252,494

Total liabilities	20,276,180	19,307,140

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Retained earnings	528,533	546,596
Total shareholders’ equity	1,265,128	1,283,191
Net unrealized gains (losses) on other securities	983	112,561
Net deferred gains (losses) on hedging instruments	(9,023)	(6,095)
Land revaluation excess	(9,380)	(10,170)
Foreign currency translation adjustments	(4,157)	(848)
Total valuation and translation adjustments	(21,577)	95,447
Minority interests	115,826	15,686

Total net assets	1,359,377	1,394,324

Total liabilities and net assets	21,635,558	20,701,464

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

(2) Consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Ordinary income	372,802	336,403
Trust fees	66,102	57,132
Interest income	192,078	167,639
(Interest on loans and bills discounted)	79,897	76,762
(Interest and dividends on securities)	90,669	72,199
Fees and commissions	89,106	73,809
Trading income	3,292	4,168
Other business income	7,582	27,279
Other ordinary income	14,640	6,373

Ordinary expenses	270,891	281,410
Interest expenses	84,906	87,706
(Interest on deposits)	43,563	45,934
Fees and commissions	6,678	7,706
Trading expenses	50	3,419
Other business expenses	23,410	25,986
General and administrative expenses	125,072	129,574
Other ordinary expenses	30,773	27,016

Ordinary profits	101,911	54,992

Extraordinary gains	5,378	1,895
Gains on disposition of fixed assets	1,113	738
Gains on loans written-off	3,401	1,157
Reversal of reserve for contingent losses	863	—
Extraordinary losses	1,661	3,375
Losses on disposition of fixed assets	1,245	1,609
Losses on impairment of fixed assets	416	1,765

Income before income taxes and others	105,627	53,513

Income taxes—current	1,774	1,669
Income taxes—deferred	40,155	20,251
Total taxes	—	21,920
Minority interests	896	856

Net income	62,800	30,736

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

(3) Consolidated Statements of Changes in Net Assets

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Shareholders’ equity
Capital stock
Balance at the beginning of the period	324,279	324,279

Balance at the end of the period	324,279	324,279

Capital surplus
Balance at the beginning of the period	530,334	412,315
Changes during the period
Dividends	(118,018)	—

Total changes during the period	(118,018)	—

Balance at the end of the period	412,315	412,315

Retained earnings
Balance at the beginning of the period	471,989	546,596
Changes during the period
Dividends	(25,822)	(48,010)
Net income	62,800	30,736
Reversal of land revaluation excess	(14)	(788)

Total changes during the period	36,963	(18,062)

Balance at the end of the period	508,952	528,533

Total shareholders’ equity
Balance at the beginning of the period	1,326,602	1,283,191
Changes during the period
Dividends	(143,841)	(48,010)
Net income	62,800	30,736
Reversal of land revaluation excess	(14)	(788)

Total changes during the period	(81,055)	(18,062)

Balance at the end of the period	1,245,547	1,265,128

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	417,489	112,561
Changes during the period
Net changes in items other than shareholders’ equity	(74,416)	(111,578)

Total changes during the period	(74,416)	(111,578)

Balance at the end of the period	343,072	983

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(6,859)	(6,095)
Changes during the period
Net changes in items other than shareholders’ equity	(3,029)	(2,927)

Total changes during the period	(3,029)	(2,927)

Balance at the end of the period	(9,888)	(9,023)

Land revaluation excess
Balance at the beginning of the period	(10,329)	(10,170)
Changes during the period
Net changes in items other than shareholders’ equity	69	790

Total changes during the period	69	790

Balance at the end of the period	(10,260)	(9,380)

Foreign currency translation adjustments
Balance at the beginning of the period	749	(848)
Changes during the period
Net changes in items other than shareholders’ equity	2,024	(3,308)

Total changes during the period	2,024	(3,308)

Balance at the end of the period	2,773	(4,157)

Total valuation and translation adjustments
Balance at the beginning of the period	401,049	95,447
Changes during the period
Net changes in items other than shareholders’ equity	(75,352)	(117,024)

Total changes during the period	(75,352)	(117,024)

Balance at the end of the period	325,697	(21,577)

Minority interests
Balance at the beginning of the period	10,777	15,686
Changes during the period
Net changes in items other than shareholders’ equity	3,956	100,140

Total changes during the period	3,956	100,140

Balance at the end of the period	14,733	115,826

Total net assets
Balance at the beginning of the period	1,738,429	1,394,324
Changes during the period
Dividends	(143,841)	(48,010)
Net income	62,800	30,736
Reversal of land revaluation excess	(14)	(788)
Net changes in items other than shareholders’ equity	(71,395)	(16,884)

Total changes during the period	(152,451)	(34,946)

Balance at the end of the period	1,585,978	1,359,377

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Cash and due from banks	2,148,221	1,238,010
Call loans	243,115	192,409
Receivables under securities borrowing transactions	185,162	301,357
Monetary claims bought	53,073	62,605
Trading assets	280,372	274,754
Money held in trust	3,004	—
Securities	6,966,126	7,071,844
Allowance for losses on securities	(985)	(829)
Loans and bills discounted	9,600,573	9,778,877
Foreign exchanges	16,190	11,454
Other assets	778,039	869,637
Tangible fixed assets	176,946	179,703
Intangible fixed assets	63,975	61,961
Deferred tax assets	69,443	14,453
Customers’ liabilities for acceptances and guarantees	241,380	179,701
Allowance for credit losses	(89,290)	(100,756)

Total assets	20,735,350	20,135,186

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Liabilities:
Deposits	12,993,042	12,219,516
Negotiable certificates of deposit	2,334,061	2,015,437
Call money	80,000	70,629
Payables under repurchase agreements	900,702	651,176
Payables under securities lending transactions	66,999	319,347
Trading liabilities	42,965	52,660
Borrowed money	618,217	1,246,844
Foreign exchanges	42	121
Short-term bonds payable	210,700	231,700
Bonds payable	210,000	263,600
Due to trust accounts	1,085,924	1,156,318
Other liabilities	726,103	372,498
Income taxes payable	1,148	1,293
Lease liabilities	17	—
Other liabilities	724,937	—
Reserve for bonuses	4,331	4,400
Reserve for bonuses to directors	29	86
Reserve for contingent losses	6,995	6,516
Deferred tax liabilities for land revaluation	7,319	7,614
Acceptances and guarantees	241,380	179,701

Total liabilities	19,528,815	18,798,169

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	488,295	505,149
Revenue reserve	73,714	73,714
Other retained earnings	414,581	431,435
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	275,376	292,230
Total shareholders’ equity	1,224,890	1,241,744
Net unrealized gains (losses) on other securities	(105)	111,342
Net deferred gains (losses) on hedging instruments	(8,868)	(5,899)
Land revaluation excess	(9,380)	(10,170)
Total valuation and translation adjustments	(18,354)	95,272

Total net assets	1,206,535	1,337,016

Total liabilities and net assets	20,735,350	20,135,186

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(5) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Ordinary income	344,267	310,468
Trust fees	59,651	51,281
Interest income	186,746	165,498
(Interest on loans and bills discounted)	79,968	76,822
(Interest and dividends on securities)	90,937	74,703
Fees and commissions	75,325	59,255
Trading income	2,150	908
Other business income	7,628	27,260
Other ordinary income	12,765	6,262

Ordinary expenses	246,495	256,969
Interest expenses	80,610	84,849
(Interest on deposits)	42,014	44,328
Fees and commissions	11,957	11,557
Trading expenses	63	3,419
Other business expenses	23,410	25,986
General and administrative expenses	100,614	104,287
Other ordinary expenses	29,839	26,868

Ordinary profits	97,772	53,499

Extraordinary gains	9,847	1,841
Extraordinary losses	7,381	3,321

Income before income taxes	100,237	52,019

Income taxes—current	(231)	(297)
Income taxes—deferred	39,752	20,371
Total taxes	—	20,074

Net income	60,715	31,944

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(6) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Assets:
Loans and bills discounted	231,155	258,808
Securities	49,023,519	56,653,850
Beneficiary rights to the trust	30,620,893	29,364,988
Securities held in custody accounts	1,273,899	1,447,409
Monetary claims	11,713,560	12,088,390
Tangible fixed assets	9,228,810	9,006,213
Intangible fixed assets	137,386	135,336
Other claims	1,924,816	2,526,318
Call loans	1,212,197	1,562,454
Due from banking account	1,337,339	1,462,686
Cash and due from banks	2,466,547	2,470,131

Total assets	109,170,126	116,976,588

Liabilities:
Money trusts	18,790,414	27,359,053
Pension trusts	13,066,117	13,188,924
Property formation benefit trusts	11,990	12,672
Loan trusts	171,211	233,164
Investment trusts	28,643,813	27,242,745
Money entrusted other than money trusts	2,692,565	2,782,420
Securities trusts	1,501,055	1,812,150
Monetary claim trusts	12,287,101	12,611,728
Equipment trusts	38,587	39,597
Land and fixtures trusts	96,539	105,398
Composite trusts	31,870,730	31,588,732

Total liabilities	109,170,126	116,976,588

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

Detailed information for trust accounts with contracts indemnifying the principal amounts as of September 30, 2008 (including trusts for which beneficiary interests are re-entrusted)

	(in millions of yen)
	Money trusts	Loan trusts
Assets:
Loans and bills discounted	145,226	—
Securities	58,064	—
Other	982,513	172,155

Total	1,185,803	172,155

Liabilities:
Principal	1,154,687	169,572
Allowance for bad debts	435	—
Special internal reserves	—	1,079
Other	30,680	1,504

Total	1,185,803	172,155

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(7) Major Items

	(in millions of yen)
	As of September 30, 2008	As of March 31, 2008
Total funds	47,366,837	55,028,768

Deposits	12,993,042	12,219,516
Negotiable certificates of deposit	2,334,061	2,015,437
Money trusts	18,790,414	27,359,053
Pension trusts	13,066,117	13,188,924
Property formation benefit trusts	11,990	12,672
Loan trusts	171,211	233,164

Loans and bills discounted	9,831,729	10,037,685

Banking account	9,600,573	9,778,877
Trust account	231,155	258,808

Investment securities	55,989,646	63,725,695

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.